UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Cuauhtémoc, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This document is an English translation provided for informational purposes only. In event of any discrepancy between this translated document and the Spanish original, the original should prevail.

VISTA DISCLOSURE DOCUMENT (FOLLETO INFORMATIVO)

Vista Energy, S.A.B. de C.V.is a foreign private issuer under the rules of the U.S. Securities and Exchange Commission and is therefore exempt from the proxy rules set forth in the U.S. Securities Exchange Act of 1934. This document is an English translation provided for informational purposes only and has been prepared to comply with the disclosure obligations set forth in the U.S. Securities Exchange Act of 1934. In event of any discrepancy between this translated document and the Spanish original, the original should prevail.

VISTA DISCLOSURE DOCUMENT (FOLLETO INFORMATIVO)

VISTA ENERGY, S.A.B. DE C.V.

Torre Mapfre 243 Paseo de la Reforma Avenue, 18th floor, Colonia Cuauhtémoc, Alcaldía Cuauhtémoc

Mexico City, 06500, Mexico

http://www.vistaenergy.com

Ticker Symbol: “VISTA”

February 2, 2026

STATEMENT REGARDING OUR CORPORATE REORGANIZATION

This disclosure document (folleto informativo) is being submitted by Vista Energy, S.A.B. de C.V. pursuant to Article 104-IV of the LMV and Article 35 and “Exhibit P” of the Ancillary Securities Market Regulations (Circular Unica de Emisoras). Capitalized terms used in this disclosure document have the meanings assigned to them in the “DEFINED TERMS” section of this disclosure document.

Summary of the Transaction

Vista (as defined below) informs to its shareholders and investors about the corporate restructuring described in this disclosure document consisting of (i) the acquisition of 100% of the capital stock of Equinor Argentina S.A.U. owner of 30% of the working interest in the Bandurria Sur block between Vista and Vista Argentina as purchasers, and Equinor Argentina A.S. as seller; (ii) the acquisition of 50% of the non-operating working interest in the Bajo del Toro Norte block, between Vista and Vista Argentina as purchasers and Equinor Argentina B.V. Sucursal Argentina, as seller; and, subsequently, (iii) assignment to YPF of 16.3% of the capital stock of Equinor Argentina S.A.U.; equivalent to a 4.9% working interest in Bandurria Sur, and (iv) the assignment to YPF of 15.0% of working interest over Bajo del Toro.

For further information on the Transaction, please refer to the “INFORMATION REGARDING THE TRANSACTION” and “RELEVANT AGREEMENTS” sections of this disclosure document.

Characteristics of Our Securities Prior to and Following the Transaction

There will be no amendments to the characteristics of the securities representing the Shares and the rights of our shareholders will remain unchanged as a result of the Transaction.

Important Information

The Company’s Shares were initially registered with the RNV maintained by the CNBV, under file No. 3573-1.00-2017-001. As a result of the updates to the registration of the Shares with the RNV, as authorized by the CNBV through official communications No. 153/11056/2017 dated November 24, 2017 and No. 153/11202/2017 dated December 18, 2017, the Shares were registered under file No. 3573-1.00-2017-003 with the RNV and listed on the BMV. As a result of the update of the registration of the Shares with the RNV, as authorized by the CNBV through official communication No. 153/12125/2020 dated February 21, 2020, the shares were registered under file No. 3573-1.00-2020-006 with the RNV and listed on the BMV.

Registration with the RNV does not imply any certification as to the investment quality of the securities, the solvency of the Issuer, or the accuracy or truthfulness of the information contained in this disclosure document and does not validate any act undertaken in contravention of the law.

This disclosure document is available to investors on our website www.vistaenergy.com.

In addition, an electronic version of this statement is available on the BMV’s website at the following address: www.bmv.com.mx.

FORWARD-LOOKING STATEMENTS	3

PRESENTATION OF FINANCIAL AND OTHER INFORMATION	4

DEFINED TERMS	6

EXECUTIVE SUMMARY	11

INFORMATION REGARDING THE TRANSACTION	16

Detailed Description of the Transaction	16

Purpose of the Transaction	21

Sources of Financing and Expenses Related to the Transaction	23

Date of Approval of the Transaction	23

Accounting Treatment of the Transaction	23

Tax Consequences of the Transaction	23

INFORMATION OF THE PARTIES INVOLVED IN THE TRANSACTION	25

Vista	25

Vista Argentina	27

Other companies or assets involved in the Transaction	31

RISK FACTORS	34

Risks Related to the Transaction	34

Risks Related to Argentina	39

Risks Related to Recent Events.	44

SELECTED FINANCIAL INFORMATION	48

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION	53

i) Results of operations	53

ii) Financial position, liquidity and capital resources	55

OTHER FINANCIAL INFORMATION	57

RELEVANT AGREEMENTS	58

RESPONSIBLE PARTIES	62

EXHIBITS	63

1. PRO FORMA FINANCIAL STATEMENTS AND REPORT OF THE INDEPENDENT PUBLIC ACCOUNTANT ON THE COMPILATION OF THE PRO FORMA FINANCIAL INFORMATION TO BE INCLUDED IN THE DISCLOSURE DOCUMENT.	64

FORWARD-LOOKING STATEMENTS

This disclosure document includes projections and subjective analysis, as well as assertions. Certain information contained in this disclosure document derives from sources prepared by third parties. While such information has been deemed reliable for purposes of this disclosure document, neither Vista, its managers, employees, members, partners, shareholders, agents or advisors make any statement or guarantee or assume any express or implied obligations regarding the sufficiency, precision, or reliability of such information, or of the projections, forecasts and assertions contained herein; moreover, nothing contained in this disclosure document should be considered as an expectation, promise, or declaration on past, present, or future performance.

This disclosure document includes, and discussions around it might mention, “forward-looking statements.” Forward-looking statements may constitute information regarding potential operational results, as well as a description of our business strategies and plans. The words “can,” “could,” “must,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “future,” “potential,” “predict,” “suggested,” “objective,” “forecast,” “continuous,” and similar statements may identify forward-looking statements. Forward-looking statements are not historical facts and are based on the current expectations, beliefs, forecasts and projections, as well as on various assumptions of Vista and Vista’s Management which, by their nature, are uncertain and beyond their control. Such expectations, beliefs, forecasts and projections are expressed on a good faith basis, and on the basis that Vista and Vista’s Management believe there is reasonable support for them. However, we cannot guarantee that the Management’s expectations, beliefs, forecasts and projections will be fulfilled and, therefore, real results may materially differ from what is indicated as forward-looking statements. Forward-looking statements are subject to risks and uncertainties that may result in material differences in performance and results from those indicated as forward-looking statements. Forward-looking statements are limited to the date in which they are made.

Neither Vista nor its respective directors, officers, employees, members, partners, shareholders, agents or advisors assumes an obligation to update forward-looking statements in order for them to reflect real results, further events or circumstances, or other changes which may affect the information provided as forward-looking statements, unless and as long as such updates are required by applicable regulation. Certain information within this disclosure document is based on forecasts by Vista’s Management and reflects the prevailing market conditions as well as Vista’s Management’s vision on such conditions, which may be subject to change. Forward-looking statements in this disclosure document may include, for example, statements about: the Transaction, benefits from such Transaction, Vista’s financial and operating performance after the Transaction, changes in Vista’s reserves and operational results, and expansion opportunities and plans. Some factors that could cause actual results to differ from those expected are described in the “RISK FACTORS” section of this disclosure document.

No declaration regarding past tendencies or activities should be considered as a declaration that such tendencies or activities will continue to happen in the future. Consequently, such tendencies or declarations should not be relied upon. Vista and its affiliates, shareholders, directors, officers, employees, advisors, or representatives will not be liable (as a result of negligence or any other motive) should any losses or damages result from the use of this document or its contents, or in any other way related to this document. Any recipient of this disclosure document, upon receiving it, recognizes that the contents of this disclosure document are merely informative and do not cover or pretend to cover all the information that is necessary to evaluate an investment, and will not rely solely on such information in acquiring or selling securities, making an investment, making an investment decision, or recommending an investment to a third party, and such persons hereby waive any rights they may have arising out of or relating to the information contained in this document.

This disclosure document is not aimed at, or destined to be distributed or used by any person or entity that is a citizen or resident in any region, state, country or other jurisdiction in which its use or distribution are prohibited by applicable law or where any additional registration or license is required. Neither the CNBV nor any other governmental authority have approved or disproved the information herein, as well as its accuracy or sufficiency.

Vista’s shareholders and any interested persons are advised to read this disclosure document which contains relevant information regarding the Transaction, including but not limited to the “RISK FACTORS” section included in this disclosure document.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or otherwise required by the context, (i) the terms “Vista,” “Company,” “we,” “us,” “our” or “us” refer to Vista Energy, S.A.B. de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), a publicly traded company with variable capital incorporated under the laws of Mexico and its consolidated subsidiaries; (ii) the term “Issuer” refers to Vista excluding its subsidiaries, (iii) the term “Vista Argentina“ refers to Vista Energy Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A.U., formerly as Vista Oil & Gas Argentina S.A., and previously Petrolera Entre Lomas S.A.)

References to “Series A Shares” or “Shares” refer to our ordinary shares, Series A, without expression of par value and references to “ADSs” refer to American Depositary Shares, which represent one Series A Share each, unless otherwise required by the context.

In addition, the term “Mexico” refers to the United Mexican States, the term “United States” refers to the United States of America, and the term “Argentina” refers to the Republic of Argentina. Moreover, the phrase “Mexican government” refers to the federal government of Mexico, the phrase “U.S. government” refers to the federal government of the United States, and the phrase “Argentine government” refers to the federal government of Argentina.

Accounting terms have the definitions established in the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Financial Statements and Information

The pro forma financial statements as of December 31, 2024, for the year ended December 31, 2024 and for the nine-month period ended September 30, 2025, included in this disclosure document have been prepared on a historical basis, except for certain financial assets and liabilities that have been measured at fair value, in accordance with IFRS, as described herein.

We maintain our books and records in U.S. Dollars (“US$”), which is the presentation currency for our financial statements and also the functional currency of our operations.

Vista’s audited financial statements as of December 31, 2024 have been prepared in accordance with the Accounting Standards—IFRS (“International Financial Reporting Standards”) issued by the IASB and are presented in U.S. dollars.

Presentation of Currencies and Rounding

All references to “$,” “US$,” “U.S. Dollars” and “Dollars” are to U.S. Dollars, the lawful currency of the United States of America, references to “Mexican Pesos” and “Ps.” are to Mexican Pesos, the lawful currency of Mexico and “ARS,” “Argentine Pesos” and “AR$” are to Argentine Pesos, the lawful currency of Argentina. The pro forma Financial Statements are presented in U.S. Dollars.

Certain figures included in this disclosure document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Non-IFRS Financial Measures

In this disclosure document, we present Adjusted EBITDA, Adjusted EBITDA Margin, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with IFRS in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

We define “Adjusted EBITDA” as profit for the year, net; plus income tax expense; financial results, net; depreciation, depletion and amortization; transaction gains/costs related to business combinations and gain from asset disposals; restructuring and reorganization expenses; gain related to the transfer of conventional assets; other non-cash costs related to the transfer of conventional assets and (reversal) impairment of long-lived assets. We believe that excluding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets results in a better representation of the Company’s returns following the Conventional Assets Transaction, given that profit and losses generated by the Conventional Assets Transaction have a non-recurrent impact only during the duration of the transaction, and excluding them allows our management and investors to better analyze our core operating performance on a consistent basis from period to period. We believe that the nature of the restructuring and reorganization expenses were such that they are not reasonably likely to recur within two years as they are mainly related to permanent reductions in our workforce derived from our business combinations, and that restructuring and reorganization expenses and transaction expenses are not normal, recurring operating expenses. We believe that by excluding restructuring and reorganization expenses and transaction gains/costs related to business combinations and gain from asset disposals, we are able to provide supplemental information for our management and investors to analyze our core operating performance on a consistent basis from period to period. In addition, the (reversal) impairment of long-lived assets was excluded from the determination of our Adjusted EBITDA because it corresponds to an adjustment to the valuation of our fixed assets which charge is similar in nature to the depreciation of property, plant and equipment. This metric allows management and investors to analyze our operating performance on a consistent basis from period to period. In this regard, the elimination of these costs and expenses does not result in a reduction of operating expenses necessary to conduct our business. In light of the foregoing factors, our management excludes restructuring and reorganization expenses, transaction gains/costs related to business combinations and gain from asset disposals, gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets and (reversal) impairment of long-lived assets from our Adjusted EBITDA to facilitate reviews of operational performance and as a basis for strategic planning. Our management believes that excluding such items will allow investors to supplement their understanding of our short-term and long-term financial trends. We define “Adjusted EBITDA attributable to owners of the Company” as Adjusted EBITDA minus the portion corresponding to the non-controlling interest in Equinor Argentina S.A.U., representing the share of that entity’s results that is not directly or indirectly attributable to the Company.

We define the “Adjusted EBITDA Margin” as the ratio of Adjusted EBITDA to revenue from contracts with customers plus Gain from Exports Increase Program. With effect for periods beginning on or after January 1, 2023, the Company has adjusted the definition of Adjusted EBITDA Margin compared to prior annual reports to add Gains from Exports Increase Program in the denominator, as it believes this better represents the Company’s margins given that it is accounted for in Adjusted EBITDA, which is the numerator, making the ratio consistent by having the impact both the numerator and denominator. As the Exports Increase Program was established in October 2023, a revision for prior periods was not necessary. Gains from the Export Increase Program are zero as from the second quarter of 2025.

We present Adjusted EBITDA and Adjusted EBITDA Margin, because we believe they provide investors with supplemental measures of the financial condition and performance of our core operations that facilitate period to period comparisons on a consistent basis. Our management uses Adjusted EBITDA and Adjusted EBITDA Margin, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA and Adjusted EBITDA Margin, are not measures of liquidity or operating performance under IFRS and should not be construed as alternatives to net profit, operating profit, or cash flow from operating activities (in each case, as determined in accordance with IFRS). Adjusted EBITDA and Adjusted EBITDA Margin, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Market and Industry Data

This disclosure document includes market share, ranking, industry data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy of the included information.

We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. We believe data regarding the size of our markets and market share are inherently imprecise, but generally indicate size and position and market share within our markets. While we are not aware of any misstatements presented herein regarding our industry’s data, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “RISK FACTORS” section.

DEFINED TERMS

Capitalized terms used in this disclosure document have the following meanings, which are applicable to both the singular and plural forms of such terms:

“Acquisitions” has the meaning assigned to such term in the Section INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction”.

“ADSs” means American Depositary Shares.

“ADS Consideration” has the meaning assigned to such term in the Section INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” of this disclosure document.

“AFBN” means AFBN S.R.L.

“JOA” means, collectively, the Joint Operating Agreement for Bandurria Sur, Bajo del Toro Norte and Bajo del Toro.

“Affiliate” means (i) with respect to any person other than a natural person, any person who directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person (within the meaning assigned to “control” pursuant to the LMV); and (ii) with respect to any natural person, any former, current or future spouse and any direct or indirect ascendant or descendant of such natural person, including his or her parents, grandparents, children, grandchildren and siblings, and any trust or similar arrangement entered into for the benefit of any such natural person.

“Argentina” means the Republic of Argentina.

“Argentine Antitrust Authorities” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Argentine Government” means the federal government of Argentina.

“Argentine Hydrocarbons Law” means Argentine Law No. 17,319, as amended by Argentine Laws No. 26,197 and 27,007, as the same may be amended, regulated and supplemented from time to time.

“Argentine Secretariat of Energy” means the current Argentine Secretaría de Energía under the supervision of the Argentine Ministry of Economy, and/or any other Argentine governmental agency that oversees the enforcement of the Argentine Hydrocarbons Law (as defined below) in the future, as applicable.

“Asset Purchase Agreement” means the purchase agreement for a 50% non-operating working interest in Bajo del Toro.

“Assignments” has the meaning assigned to such term in the Section “EXECUTIVE SUMMARY – Detailed Description of the Transaction”.

“Bajo del Toro” or “Bajo del Toro block” means the Bajo del Toro Norte unconventional hydrocarbons exploitation concession and the Bajo del Toro unconventional exploration permit.

“Bajo del Toro Purchase Price” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Bandurria Sur” or “Bandurria Sur Block” means the Bandurria Sur unconventional hydrocarbon exploitation concession.

“bbl” means barrels of oil.

“BCRA” means the Argentine Central Bank (Banco Central de la República Argentina).

“boe” means barrel of oil equivalent. One cubic meter of oil is equivalent to 6.2898 barrels of oil, and 1,000 cubic meters of gas are equivalent to 6.2898 barrels of oil equivalent.

“Stock Exchange” or “BMV” means the Mexican Stock Exchange, S.A.B. de C.V. (Bolsa Mexicana de Valores, S.A.B. de C.V.).

“Chilean Antitrust Authorities” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Circular Única de Emisoras” means the “Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores” issued by the CNBV, published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) on March 19, 2003, as amended and modified.

“Closing Cash Price” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Closing Date” means a date which shall not exceed six months from the Signing Date.

“CNBV” means the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of the United Mexican States (Estados Unidos Mexicanos).

“Company,” or “Vista” means Vista Energy, S.A.B. de C.V. and its consolidated subsidiaries, unless expressly stated or the context indicates that such terms include only Vista Energy, S.A.B. de C.V. but exclude its consolidated subsidiaries.

“Contingent Price” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Conventional Assets Transaction” has the meaning assigned to such term in the “INFORMATION REGARDING THE PARTIES INVOLVED IN THE TRANSACTION – Vista Energy” section of this disclosure document.

“Depositary” means the Bank of New York Mellon

“Dollars” means U.S. dollars, legal tender in the United States of America.

“EBITDA” means earnings before interests, taxes, depreciation and amortization.

“Effective Date” means July 1, 2025.

“ENAP” means ENAP Refinerías, S.A., a company duly incorporated under the laws of the Republic of Chile.

“ENAP Agreement” means the contract executed between Vista Energy Lach S.A., as seller, and ENAP, as buyer, under which Vista Energy Lach S.A. (formerly known as “Petronas E&P Argentina S.A.”) undertakes to sell and deliver crude oil produced from the Neuquén Basin to ENAP. for a term running from | until June 30, 2033, for a volume equivalent to 21,315 barrels of oil per day (bbl/d).

“Equinor Argentina Purchase Price” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Equinor Argentina Shares” means 100% of the shares representing the capital stock of Equinor Argentina S.A.U.

“Equinor Argentina B.V. Sucursal Argentina” means Equinor Argentina B.V. and Equinor Argentina B.V. Sucursal Argentina, as applicable.

“EV” means enterprise value.

“Extended Facilities Program” has the meaning assigned to such term in the “RISK FACTORS – Risk Related to the Transaction” section of this disclosure document.

“Fiduciary Assignment for Security Agreement” means the security trust agreement entered into between the Guarantor and the Trustee on the Closing Date, for the benefit of the Sellers.

“Guarantor” means Vista Energy Lach S.A. (formerly known as “Petronas E&P Argentina S.A.”).

“Hydrocarbons” means crude oil, natural gas, condensate, natural gas liquids (NGL) and/or other liquid or gaseous hydrocarbons or any combination thereof.

“IAS” means International Accounting Standards.

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board or IASB.

“IMF” means the International Monetary Fund.

“IMF Agreement” has the meaning assigned to such term in the “RISK FACTORS—Risks Related to Argentina” of this disclosure document.

“Initial Business Combination” means the acquisition by Vista of certain assets of Pampa Energía S.A. and Pluspetrol Resources Corporation on April 4, 2018.

“Issuer” means Vista Energy, S.A.B. de C.V. excluding its subsidiaries, unless otherwise indicated or otherwise required by the context that include not only Vista Energy, S.A.B. de C.V. but also its consolidated subsidiaries.

“JOA” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Ley de Bases” means the Argentine Law No. 27,742 (Ley de Bases y Puntos de Partida para la Libertad de los Argentinos), as the same may be amended, regulated and supplemented from time to time.

“LMV” means the Securities Market Law in Mexico.

“Locked Box Date” has the meaning assigned to such term in the section “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Management” means the management of the Company.

“Mboe” means thousands of barrels of oil equivalent.

“Mexico” means the United Mexican States.

“Mexican Federal Official Gazette” means the Diario Oficial de la Federación.

“MM” means millions.

“MMBoe” means million barrels of oil equivalent.

“NGL” means natural gas liquids.

“NYSE” means, the New York Stock Exchange.

“Offtake Agreement” has the meaning assigned to such term in the section “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Oldelval Pipelines” means the section of the pipeline system operated by Oleoductos del Valle S.A., the route of which extends from the Allen pumping station to the Puerto Rosales Terminal located in Bahía Blanca, Province of Buenos Aires.

“OTE” means the Puerto Rosales Terminal located in Bahía Blanca, Province of Buenos Aires, operated by Otamerica Ebytem S.A. (formerly known as “Oiltanking Ebytem S.A.”).

“Parties” means the Purchasers and Sellers.

“PEPASA” or “Vista LACH” means Vista Energy LACH S.A. (formerly known as “Petronas E&P Argentina S.A.”).

“Pesos,” “Ps.” or “pesos” means without distinction, the legal tender in Mexico.

“Pro forma financial statements” means the pro forma consolidated financial statements prepared under IFRS included in Exhibit “A” of this disclosure document.

“Proved Reserves” means the quantities of oil and natural gas which, by analysis of geoscientific and engineering data, can be estimated with reasonable certainty to be economically productive—as of a given date, from known reservoirs, and under existing economic conditions, methods of operation and governmental regulations—before the time when the agreements granting the rights to operate will expire, unless the evidence indicates that renewal is reasonably certain, regardless of whether methods for estimation of a deterministic or probabilistic nature are used. The hydrocarbon extraction project must have commenced, or the operator must be reasonably certain that the project will commence within a reasonable time.

“Purchasers” means Vista and Vista Argentina in relation to the Share Purchase Agreement and the Asset Purchase Agreement.

“Q” stands for quarter. The expressions 1Q or Q1 refer to the first quarter of a given year, and are equivalent to the Spanish expressions 1T or T1, and the same applies to the second, third or fourth quarters of any year (2Q, 3Q, 4Q, etc.)

“RNV” means the National Securities Registry held by CNBV.

“ROFR” means Right of First Refusal

“SEC” means the U.S. Securities and Exchange Commission.

“Sellers” means Equinor Argentina A.S. in connection with the Share Purchase Agreement, and Equinor Argentina B.V. Sucursal Argentina in connection with the Asset Purchase Agreement.

“Series A Shares” or “Shares” means our common stock, Series A, without expression of par value.

“Signing Date” means February 1,2026.

“Shale” means “shale rock,” which is a sedimentary formation that could contain oil and/or natural gas reservoirs.

“Share Purchase Agreement” means the sale purchase agreement of the Equinor Argentina Shares entered into by the Purchasers and Sellers dated February 1, 2026.

“Shell” means Royal Dutch Shell plc.

“Shell Argentina” means Shell Argentina S.A.

“Tango” means Tango Energy S.A. (formerly known as Petrolera Aconcagua Energía S.A.).

“Transaction” has the meaning assigned to such term in the section “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Transaction Assets” means 83.7% of the acquired shares representing the capital stock of Equinor Argentina S.A.U. and a 35.0% non-operating working interest in Bajo del Toro block.

“Transition Services Agreement” means the transition services agreement (including the exhibits and schedules thereto, as amended and restated from time to time), to be entered into on the Closing Date, by and between: (i) Vista Argentina, as the recipient of the services described therein, and (ii) Equinor Argentina A.S., as the provider of the Services.

“TRIR” means Total Recordable Injury Rate, calculated as the number of recorded incidents multiplied by 1,000,000 and divided by the total number of hours worked.

“Trustee” means Citibank, N.A. Branch established in the Argentine Republic (Citibank NA Sucursal establecida en la República Argentina).

“United States” means the United States of America.

“Vaca Muerta Oleoducto Centro” means the oil pipeline operated by YPF, the route of which extends from Loma Campana to Allen.

“Vaca Muerta Norte” means the oil pipeline operated by YPF, of which Vista Argentina is a co-concessionaire, which runs from Loma Campana to Puesto Hernández.

“Vista Argentina” means Vista Energy Argentina S.A.U. (formerly known as “Vista Oil & Gas Argentina S.A.U.”, and formerly “Petrolera Entre Lomas S.A.”)

“Warrants” means the warrants issued by the Company identified by the ticker symbol “VTW408A-EC001.”

“Wintershall” means Wintershall DEA Argentina S.A.

“YPF” means YPF S.A.

“/d” means the unit of volume expressed in daily terms. For example, “boe/d” means barrels of oil equivalent per day.

EXECUTIVE SUMMARY

This summary highlights selected information from this disclosure document (folleto informativo) and does not contain all of the information that is important to you. To better understand the Transaction, you should read this entire disclosure document carefully, including its exhibits. This disclosure document includes certain terms commonly used in the oil and natural gas industry, which are defined in the “DEFINED TERMS” section of this disclosure document.

Introduction

We were incorporated on March 22, 2017 as a corporation (sociedad anónima de capital variable) under Mexican law. On July 28, 2017, the Company adopted the form of publicly traded company (sociedad anónima bursátil de capital variable), and our Shares have been listed on the BMV since 2017 under the ticker symbol “VISTA.” In addition, since July 26, 2019, the Issuer has been listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “VIST.” On April 26, 2022, the extraordinary general shareholders’ meeting approved the amendment of our corporate name from Vista Oil & Gas, S.A.B. de C.V. to Vista Energy, S.A.B. de C.V. On April 23, 2024, the annual ordinary and extraordinary general shareholders’ meeting approved the amendment to the company’s bylaws in light of certain recent reforms to the LMV published on October 20, 2023.

We are an independent company focused on shale oil in Argentina. We commenced operations on April 4, 2018, with our principal assets located in the Vaca Muerta formation within the Neuquén Basin, Argentina. Vaca Muerta is the largest shale oil and gas formation under development outside North America, where, as of September 30, 2025, we held approximately 228,800 acres. The majority of our production and revenues, our wells and drilling activities, estimated proved reserves, and assets are located in Argentina.

Our main offices are located at Torre Mapfre, 243 Paseo de la Reforma Avenue, 18th Floor Colonia Cuauhtémoc, Alcaldía Cuauhtémoc Mexico City, 06500, Mexico, telephone number +52 55 1555 7104. Our website is http://www.vistaenergy.com.

The Issuer’s main activity is the exploration and production of oil and gas (Upstream), through its subsidiaries, among which Vista Argentina is included.

Vista Argentina

Vista Energy Argentina S.A.U., a subsidiary of the Issuer, is an Argentine company, dedicated to the exploration and production of hydrocarbons and the commercialization of oil, natural gas and NGL, with offices in Neuquén and Buenos Aires. As of September 30, 2025, Vista Argentina held (i) 100% of operation of the unconventional exploitation rights of the Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal, and Bandurria Norte blocks, located in the Province of Neuquén; (ii) 84.62% in the operating rights of the Coirón Amargo Norte concession, in the Province of Neuquén; (iii) 90% of the operating rights in the unconventional exploitation concession in the Águila Mora block, in the Province of Neuquén; (iv) a 50% non-operating working interest in the rights of the unconventional exploitation concession in the La Amarga Chica block; and (v) a non-operating working interest of 1.5% in the operating rights of the Acambuco concession, in the Province of Salta, operated by Pan American Energy. As a result of the Conventional Assets Transaction, the operations of six conventional assets in Argentina were transferred as of March 1, 2023, and Vista has the right to retain 20% of crude oil production and 100% of natural gas and liquefied petroleum gas, gasoline and condensate production from said concessions. As of September 30, 2025, Vista Argentina had 515 direct employees.

Vista Argentina has high-quality production assets and low operating costs in Argentina. Led by a team of world-class professionals, it seeks to maximize returns for its shareholders through the efficient development of its assets in the Vaca Muerta formation. Vista Argentina also has a strong balance sheet and is strongly focused on the sustainability of its operations. During the quarter ending September 30, 2025, Vista was the main independent oil producer and the largest oil exporter in Argentina, according to the Argentine Secretariat of Energy. During the aforementioned quarter Vista Argentina reported a total production of 126,305 boe/d for such period (equivalent to 126,752 boe/d at the consolidated level of Vista Energy, S.A.B. de C.V.).

Relevant Matters Regarding the Transaction

The Transaction (as defined below) described in this disclosure document consists of:

(i)

the acquisition of 100% of the capital stock of Equinor Argentina S.A.U., including, indirectly, the 30% working interest in the unconventional hydrocarbon exploitation concession Bandurria Sur, and certain oil transportation and dispatch capacity, through the execution of a Share Purchase Agreement between Vista and Vista Argentina, as purchasers, and Equinor Argentina A.S., as seller (the “Share Acquisition”);

(ii)

the acquisition by Vista and Vista Argentina of the 50% non-operating working interest in the Bajo del Toro block (including the unconventional hydrocarbon exploitation concession Bajo del Toro Norte and the unconventional exploration permit Bajo del Toro, both located on the Vaca Muerta formation, Province of Neuquén, through the execution of an Asset Purchase Agreement between Vista and Vista Argentina, as purchasers, and Equinor Argentina B.V. Sucursal Argentina, as seller; (the “Asset Acquisition” and, together with the Share Acquisition, the “Acquisitions”);

and subsequently

(iii)

the assignment to YPF of 16.3% of the capital stock of Equinor Argentina S.A.U., in materially similar terms as those agreed in the Share Purchase Agreement; equivalent to a 4.9% working interest in Bandurria Sur, through a transaction immediately subsequent to the execution of the Share Purchase Agreement;

(iv)

the assignment to YPF of 15.0% of the working interest over Bajo del Toro, in materially similar terms to the Asset Purchase Agreement, through a transaction immediately subsequent to the execution of the Asset Purchase Agreement (hereinafter, items (iii) and (iv) shall be jointly referred to as the “Assignments”).

Regarding Bandurria Sur, and without considering the effects of the Transaction, the remaining working interest corresponds 40% to YPF and 30% to Shell Argentina. Regarding Bajo del Toro, the remaining 50% working interest corresponds to YPF. Both Bandurria Sur and Bajo del Toro are all operated by YPF. Following the corporate restructuring described in this disclosure document, YPF will become the direct and indirect owner of 44.9% of Bandurria Sur and 65.0% of Bajo del Toro, and Shell will retain its 30% working interest in Bandurria Sur.

The net price paid by the Company for the Transaction, (i.e., the total cost of the Acquisitions minus the purchase price payable by YPF under the Assignments), including tax gross-ups, consists of the following elements:

(i)

An amount of US$387 million, payable in cash at closing, subject to the working capital, cash, and debt adjustment mechanism on the Effective Date; and shareholder contributions and leakage between the Effective Date and the Closing Date for contributions and certain restricted payments that may have occurred between July 1, 2025 (the “Locked Box Date”) and the Closing Date;

(ii)

A consideration of 6,223,220 Vista’s ADSs (“ADS Consideration”) equivalent to the number of Series A shares subscribed, at a value of US$52.2 per share (1) paid to the Seller on the Closing Date and subject to restrictions on sale and/or other similar forms of disposal (lock-up) that will expire six months from the Closing Date.

(iii)

A deferred payment scheme, which will be calculated as follows: (a) price per barrel equal to the average price of Brent for the preceding year minus US$65 per barrel, with a floor of US$0 per barrel when Brent is equal to or less than 65, and a cap of US$15 per barrel when Brent is equal to or greater than 80, multiplied by (b) the annual production of the Bandurria Sur and Bajo del Toro blocks, calculated on the Company’s net interest at the Closing Date of the Transaction.

The consideration payable in cash net of the proceeds of the purchase price payable by YPF under the Assignments amounts to US$712 million, excluding the deferred payment scheme.

(1)	Price calculated as the volume-weighted average trade price per share of the ADSs on the NYSE for the last 20 trading days up to and including January 30, 2026.

The Acquisitions are subject to the following conditions precedent to closing: (i) the waiver or non-exercise of the rights of first refusal (the “ROFRs”) granted to Shell Argentina and YPF under the Bandurria Sur JOA and the Bajo del Toro JOAs, as applicable, and (ii) the economic competition approvals from the Chilean Antitrust Authorities required in connection with the export of crude oil to Chile committed by Vista Argentina and Equinor Argentina S.A.U. Once the waiver or non-exercise of the ROFRs granted to YPF and Shell Argentina with respect to the Acquisitions has occurred, the Acquisitions will become effective and the Acquisitions and Assignments will be closed simultaneously. As of the date of this disclosure document, YPF has waived its ROFR (i) in Bandurria Sur, subject to Shell Argentina’s waiver or non-exercise of its ROFR, and (ii) in Bajo del Toro. Vista expects the closing to occur during the second quarter of 2026.

As a result of the corporate restructuring described herein, Vista will become the holder of (i) the 25.1% non-operating working interest in the unconventional hydrocarbon exploitation concession Bandurria Sur; (ii) the 35.0% non-operating working interest in Bajo del Toro block; both of them located in the Vaca Muerta formation, Province of Neuquén; and (iii) certain midstream transportation agreements and authorizations to take-away the production of Bandurria Sur and Bajo del Toro.

Bandurria Sur is a 35-year unconventional hydrocarbon exploitation concession that expires on July 15, 2050.

Bajo del Toro includes: (i) the Bajo del Toro Norte unconventional hydrocarbon exploitation concession for a term of 35 years, expiring on November 16, 2056, and (ii) the Bajo del Toro unconventional exploration permit, expiring on December 31, 2026.

By means of this Transaction, Vista expects to significantly enhance its asset portfolio by adding 27,733 net acres with an inventory that, according to our estimates, has approximately 244 net wells ready to drill (106 wells at a 25.1% interest in Bandurria Sur and 139 wells at a 35.0% interest in Bajo del Toro) in the core area of Vaca Muerta.

On the other hand, according to our analysis, the implied metrics of the Transaction imply value creation for our shareholders, as reflected in the EV/EBITDA of 5.2x for Vista compared to 3.0x for the Transaction, an EV/flowing barrel of 70.4 $/Mboed for Vista compared to $37.1/Mboed for the Transaction, and an EV/P1 Reserves 2024 of 17.2 $/boe for Vista compared to 15.0 $/boe for the Transaction:

Transaction multiples (2)	Vista	Transaction
EV/EBITDA 2025, x	5.2	3.0
EV/flowing barrel 3T-25, $/Mboe	70.4	37.1
EV/P1 Reserves 2024, $/boe	17.2	15.0

(2)

Transaction’s EV calculated as the purchase price, discounted at 11.8%, assuming a Brent price of 68.2 $/bbl for the contingent payments, in line with Brent price average for 2025. Transaction EBITDA calculated as the sum of (i) Equinor Argentina S.A.U Adj. EBITDA at Vista’s adjusted stake (subtracting YPF’s minority interest), for the nine-month period ended September 30, 2025, on an annualized basis, and (ii) an estimated Adj. EBITDA for 2025 of US$15 million in Bajo del Toro, at Vista’s pro forma working interest. Transaction P1 Reserves are stated as of December 31, 2024, according to filing with the Argentine Secretariat of Energy. Transaction flowing barrels as of Q3-25, according to filing with the Argentine Secretariat of Energy.

Vista market capitalization as of January 30, 2026. Source: Bloomberg. Vista multiples calculated on a pro forma basis giving effect to the PEPASA acquisition as of January 1, 2024. Vista 2025 Adj. EBITDA calculated as the mid-point of the Company’s 2025 guidance, on a pro forma basis giving effect to the PEPASA acquisition as of January 1, 2024.

Likewise, by means of the Transaction, Vista expects to increase its scale by incorporating an asset with proven reserves as of December 31, 2024, of 54.0 MMboe (at Vista’s 25.1% working interest in Bandurria Sur and 35.0% in Bajo del Toro), according to the Argentine Secretariat of Energy, compared to Vista’s proven reserves of 375.2 MMboe as of December 31, 2024 (and 518.5 MMboe including PEPASA as if it had been acquired on January 1, 2024), resulting in pro forma P1 reserves from the Transaction and PEPASA of 572.5 MMboe for that period. Average production from Bandurria Sur and Bajo del Toro during the third quarter of 2025 was, according to the Argentine Secretariat of Energy, 21,869 boe/d (at Vista’s 25.1% interest in Bandurria Sur and 35.0% in Bajo del Toro), compared to Vista’s 126,752 boe/d for the same period, resulting in total pro forma production from the Transaction of 148,621 boe/d for that period.

In addition, by means of the Transaction, Vista aims to incorporate low-cost, high-margin, high-return cash-generating assets. These assets combine significant growth potential with barrels in production, supporting Vista’s free cash flow target for 2026-2028. During the first nine months of 2025, 64% of the oil production volumes from the Transaction Assets were exported.

Equinor Argentina S.A.U.’s financial metrics are driven by oil and gas production from Bandurria Sur. At an 83.7% pro forma Vista stake in the Transaction, Equinor Argentina S.A.U.’s total revenues were US$292 million for the nine months ended September 30, 2025 (equivalent to US$391 million annualized). On the same basis, oil revenues were US$283 million for the nine months ended September 30, 2025 (equivalent to US$378 million annualized). On the same basis, Adjusted EBITDA attributable to the Company’s owner during that period was US$190 million (equivalent to US$254 million annualized), resulting in an Adjusted EBITDA margin of 65%, reflecting a low cost structure and high operating efficiency. Lifting costs during the same period were US$4.7/boe and selling expenses were US$4.4/boe. At Vista’s pro forma 83.7% interest in the Transaction, net income for the period was $68.3 million for the same period (equivalent to $91.3 million annualized). (3)

Regarding Bajo del Toro, we estimate that this block generated Adjusted EBITDA of US$15 million at Vista’s pro forma share during 2025, resulting in estimated Adjusted EBITDA for 2025 of US$269 million for the Assets of the Transaction. (4)

Furthermore, Vista expects to incorporate operational synergies, based on the proximity of Bandurria Sur and Bajo del Toro to its blocks in Vaca Muerta, which could translate into potential savings related to processing capacity, transportation capacity, and other oil services, adding to the successful acquisition and joint venture with YPF in La Amarga Chica, as the acquired blocks are geographically adjacent to Vista’s blocks: Bandurria Sur is adjacent to La Amarga Chica and Bajo del Toro is adjacent to Águila Mora.

The transaction also involves the addition of transportation and dispatch capacity of crude oil for Vista, given that Equinor Argentina S.A.U. has 21,516 bbl/d of crude oil transportation capacity and 14,422 bbl/d of crude oil dispatch capacity for export in various midstream projects.

For more information and details about the Transaction, please refer to the sections “INFORMATION ABOUT THE TRANSACTION” and “RELEVANT AGREEMENTS” in this disclosure document.

(3)	Annualized values calculated as the period from January 1, 2025, to September 30, 2025, multiplied by 365 and divided by 273.
(4)

This estimation is based on various assumptions that we consider reasonable at this time, but like any estimation, it is subject to various risks and could differ materially from actual results. Investors should not place undue reliance on this estimation. For more information, please refer to the section “FORWARD-LOOKING STATEMENTS” in this disclosure document.

Brief Description of the Parties Involved in the Transaction

Vista Energy Argentina S.A.U.

Vista Energy Argentina S.A.U., a subsidiary of Vista Energy, S.A.B. de C.V., is an Argentine company engaged in the exploration and production of hydrocarbons and the marketing of oil, natural gas, and NGL. As of September 30, 2025, Vista Argentina had 515 direct employees.

Vista Argentina is a single-member corporation incorporated under the laws of Argentina. The sole shareholder of Vista Argentina is Vista Energy Holding I S.A. de C.V.

Vista Argentina is a subsidiary of Vista Energy, S.A.B. de C.V., which is a publicly traded corporation with variable capital incorporated under the laws of the United Mexican States. Vista Energy S.A.B. de C.V. is an independent focused on shale oil company in Argentina that began operations on April 4, 2018. Its main assets are located in Vaca Muerta, where it holds hydrocarbon exploration concessions covering approximately 228,800 net acres.

Equinor Argentina S.A.U.

Equinor Argentina S.A.U. is an Argentine company incorporated on November 22, 2022, engaged in hydrocarbon exploration and production and the marketing of oil and natural gas.

Equinor Argentina S.A.U. holds 30% of the unconventional hydrocarbon exploitation concession granted on the Bandurria Sur block, in which YPF holds a 40% working interest and Shell holds a 30% working interest. YPF is the operator. In line with this, Equinor Argentina S.A.U. signed an JOA whose purpose is to establish the terms and conditions applicable to the operation of the blocks.

As the owner of 30% of the Bandurria Sur concession, Equinor Argentina S.A.U. has access to the production from the block and can transport and subsequently sell it on the domestic and international markets. To this end, Equinor Argentina S.A.U. has open access capacity and a firm crude oil transportation contract with Oleoductos del Valle S.A., firm capacity with YPF for the “Vaca Muerta Centro” pipeline, a firm storage and tanker dispatch capacity reservation contract at the OTE terminal with Otamerica Ebytem S.A., and a 3.5% ownership stake in the transportation authorization over the Vaca Muerta Norte pipeline.

Equinor Argentina S.A.U. holds a contract with ENAP whereby Equinor Argentina S.A.U. undertakes to sell and deliver crude oil produced from the Neuquén basin to ENAP. The agreement establishes a term of validity extending until December 31, 2030. The committed volume is 3,500 barrels of oil per day (bbl/d), which is subject to the nomination and delivery procedures detailed in the related agreement.

Equinor Argentina B.V. Sucursal Argentina

Equinor Argentina B.V. Sucursal Argentina holds a 50% non-operating working interest in Bajo del Toro (including the Bajo del Toro Norte unconventional exploration concession and the Bajo del Toro exploration permit). YPF owns the remaining 50% working interest and is the operator of the block. In line with this, Equinor Argentina S.A.U. signed JOAs whose purpose is to establish the terms and conditions applicable to the operation of the blocks.

As the owner of 50% of the Bajo del Toro block, Equinor Argentina B.V. Sucursal Argentina has access to the production from the block and can transport and subsequently sell it on the domestic and international markets.

YPF S.A.

YPF is an energy company with majority state ownership, established in Argentina in 1922. It operates an integrated oil and gas chain in all segments of upstream, downstream, gas, and energy in Argentina.

YPF operates and is holder of 40% of the unconventional hydrocarbon exploitation concession granted on the Bandurria Sur block. In addition, it operates and is holder of a 50% working interest in Bajo del Toro.

Risk Factors

You should carefully consider all of the information contained in this disclosure document, including the exhibits hereto, in particular, the items described under “RISK FACTORS.”

INFORMATION REGARDING THE TRANSACTION

Detailed Description of the Transaction

The corporate restructuring described in this information brochure consists of the following transactions (collectively, the “Transaction”):

(i)

the acquisition of 100% of the capital stock of Equinor Argentina S.A.U., including, indirectly, the 30% working interest in the unconventional hydrocarbon exploitation concession Bandurria Sur, and certain oil transportation and dispatch capacity, through the execution of a Share Purchase Agreement between Vista and Vista Argentina, as purchaser, and Equinor Argentina A.S., as seller;

(ii)

the acquisition by Vista and Vista Argentina of the 50% non-operating working interest in the Bajo del Toro block (including the unconventional hydrocarbon exploitation concession Bajo del Toro Norte and the unconventional exploration permit Bajo del Toro, both located on the Vaca Muerta formation, Province of Neuquén, through the execution of an Asset Purchase Agreement between Vista and Vista Argentina, as purchasers, and Equinor Argentina B.V. Sucursal Argentina, as seller;

and subsequently,

(iii)

the assignment to YPF of 16.3% of the capital stock of Equinor Argentina S.A.U., in materially similar terms and conditions to those agreed in the Share Purchase Agreement; equivalent to a 4.9% working interest in Bandurria Sur, through a transaction immediately subsequent to the execution of the Share Purchase Agreement;

(iv)

The assignment to YPF of 15.0% of working interest over Bajo del Toro, in materially similar terms and conditions to those agreed in the Asset Purchase Agreement, through a transaction immediately subsequent to the execution of the Asset Purchase Agreement;

With regard to Bandurria Sur, and without considering the effects of the Transaction, the remaining working interests correspond to YPF with 40% and Shell Argentina with 30%. With regard to Bajo del Toro, the remaining working interests correspond to YPF with 50%. Both Bandurria Sur and Bajo del Toro are operated by YPF. Following the corporate restructuring described in this disclosure document, YPF will become the owner directly and indirectly of 44.9% of Bandurria Sur and 65.0% of Bajo del Toro, and Shell will maintain its 30% working interest in Bandurria Sur.

The Acquisitions are subject, as conditions precedent at closing, (i) the waiver or non-exercise of the ROFRs granted to Shell Argentina and YPF pursuant to the Bandurria Sur JOA and the Bajo del Toro JOAs, as applicable, and (ii) approvals in relation to economic competition from Chilean Antitrust Authorities, required in connection with the export of crude oil to Chile committed by Vista Argentina and Equinor Argentina S.A.U. Once the waiver or non-exercise of the ROFRs granted to YPF and Shell Argentina with regard to the Acquisitions has occurred, the Acquisitions will become effective and the closings of the Acquisitions and the Assignments will take place simultaneously. As of the date of this disclosure document, YPF waived its ROFR (i) in Bandurria Sur, subject to Shell Argentina’s waiver or non-exercise of its ROFR, and (ii) in Bajo del Toro. Vista expects the closing to occur during the second quarter of 2026.

As a result of the corporate restructuring described herein, Vista will become the holder of (i) the 25.1% non-operating working interest in the unconventional hydrocarbon exploitation concession Bandurria Sur; (ii) the 35.0% non-operating working interest in the Bajo del Toro block; both of them located in the Vaca Muerta formation, Province of Neuquén; and (iii) certain midstream transportation agreements and authorizations to evacuate the production of Bandurria Sur and Bajo del Toro.

Bandurria Sur is a 35-year unconventional hydrocarbon exploitation concession that expires on July 15, 2050. The following table summarizes the operating characteristics of the Bandurria Sur block, with a 100% working interest and a 25.1% working interest corresponding to Equinor Argentina S.A.U.

Bandurria Sur	100% WI	25.1% WI
Area, acres	56,464	14,172
Production for the third quarter of 2025, boe/d	81,285	20,403
Oil production for the third quarter of 2025, bbl/d	67,634	16,976
P1 reserves as of December 31, 2024, MMboe	181.2	45.5
Wells on production as of September 30, 2025	195	49
Remaining well inventory as of September 30, 2025	421	106

Bajo del Toro includes: (i) the Bajo del Toro Norte unconventional hydrocarbon exploitation concession for a term of 35 years, expiring on November 16, 2056, and (ii) the Bajo del Toro unconventional exploration permit, expiring on December 31, 2026. As permit holder, Vista shall have the right to request the conversion of the Bajo del Toro permit into a non-conventional exploitation concession, under the terms of Article 17 of the Argentine Hydrocarbons Law.

The following table summarizes the operating characteristics of the Bajo del Toro block, with a 100% working interest and a 35.0% working interest corresponding to Equinor Argentina B.V. Sucursal Argentina.

Bajo del Toro	100% WI	35% WI
Area, acres	38,744	13,560
Bajo del Toro (concession)	28,126	9,844
Bajo del Toro (permit)	10,618	3,716
Production for the third quarter of 2025, boe/d	4,191	1,467
Oil production for the third quarter of 2025, bbl/d	3,565	1,248
P1 reserves as of December 31, 2024, MMboe	24.5	8.6
Wells on production as of September 30, 2025	22	8
Remaining well inventory as of September 30, 2025	396	139
Bajo del Toro (concession)	338	118
Bajo del Toro (permit)	58	20

Along with the acquisition of the Equinor Argentina Shares, Vista Argentina will become the owner of the transportation and dispatch capacity contracted by Equinor Argentina S.A.U. In this way, Vista will increase its transportation and dispatch capacity for export destinations. Equinor Argentina S.A.U. has a transportation capacity of 16,013 bbl/d in Oldelval Pipelines (8,497 bbl/d open access and 7,516 bbl/d contracted ship-or-pay in Duplicar) and 5,503 bbl/d in Vaca Muerta Norte, and dispatch capacity for export destinations of 8,919 bbl/d in OTE. Additionally, Equinor Argentina S.A.U. has a transport capacity of 15,000 bbl/d in Vaca Muerta Oleoducto Centro.

The net price paid by the Company for the Transaction, (i.e., the total cost of the Acquisitions minus the purchase price payable by YPF under the Assignments), including tax gross-ups, consists of the following elements:

(i)

An amount of US$387 million, payable in cash at closing, subject to the working capital, cash, and debt adjustment mechanism on the Effective Date; and shareholder contributions and leakage between the Effective Date and the Closing Date for contributions and certain restricted payments that may have occurred between July 1, 2025 (the “Locked Box Date”) and the Closing Date;

(ii)

A consideration of 6,223,220 Vista’s ADSs (“ADS Consideration”) equivalent to the number of Series A shares subscribed, at a value of US$52.2 per share (1) paid to the Seller on the Closing Date and subject to restrictions on sale and/or other similar forms of disposal (lock-up) that will expire six months from the Closing Date.

(iii)

A deferred payment scheme, which will be calculated as follows: (a) price per barrel equal to the average price of Brent for the preceding year minus US$65 per barrel, with a floor of US$0 per barrel when Brent is equal to or less than 65, and a cap of US$15 per barrel when Brent is equal to or greater than 80, multiplied by (b) the annual production of the Bandurria Sur and Bajo del Toro blocks, calculated on the Company’s net interest at the Closing Date of the Transaction.

The consideration payable in cash net of the proceeds of the purchase price payable by YPF under the Assignments amounts to US$712 million, excluding the deferred payment scheme.

As an integral part of the Transaction, on the Closing Date, and after the Share Acquisition has been executed, Equinor Argentina S.A.U. will enter into a crude oil purchase agreement with Equinor Marketing & Trading (US) Inc. (the “Offtake Agreement”). Under the Offtake Agreement, which has a term of 36 months from the Closing Date, Equinor Argentina S.A.U. agrees to sell and Equinor Marketing & Trading (US) Inc. to purchase Medanito crude oil for an equivalent volume of 5,000 bbl/d during the first year, increasing to 10,000 bbl/d in the second and third years. The Offtake Agreement provides that the delivery of volumes will be made on an FOB basis and the sale price will be determined using a formula linked to ICE Brent, aligned with market prices, and applying certain adjustment factors.

(1)	Price calculated as the volume-weighted average trade price per share of the ADSs on the NYSE for the last 20 trading days up to and including January 30, 2026.

I.	The Acquisitions

On the Signing Date, the Purchasers and the Sellers have entered into (i) the Share Purchase Agreement and certain ancillary documents, as detailed below, consists of the sale and purchase of the Equinor Argentina Shares, and (ii) the Asset Purchase Agreement and certain ancillary documents, as detailed in this disclosure document consists of the sale and purchase of the 50% non-operating working interest in Bajo del Toro (including the Bajo del Toro Norte unconventional hydrocarbon exploitation concession and the Bajo del Toro unconventional exploration permit), both in exchange for the Purchasers paying each respective Seller the purchase price (the “Purchase Price”).

Along with the acquisition of the Equinor Argentina Shares, Vista Argentina will become the owner of the transportation and dispatch capacity contracted by Equinor Argentina S.A.U., as follows:

•

In Oldelval Pipelines, a total transport capacity of 16,013 bbl/d consisting of: (i) open access transport capacity of 8,497 bbl/d and (ii) contracted ship-or-pay transport capacity in Duplicar of 7,516 bbl/d;

•	In Vaca Muerta Norte, a 3.5% share of on the transportation authorization and transportation capacity of 5,503 bbl/d;

•	In Vaca Muerta Oleoducto Centro, a firm transportation capacity of 15,000 bbl/d;

•	In OTE, a contracted dispatch capacity for export of 8,919 bbl/d and a firm storage capacity of 53,507 bbl per month.

The purchase price for the acquisition of the Equinor Argentina Shares (the “Equinor Argentina Purchase Price”) including tax gross-ups and the purchase price for the acquisition of the 50% non-operating working interest in Bajo del Toro (the “Bajo del Toro Purchase Price”) are composed of:

(i)

An amount of US$550 million, payable in cash at closing (the “Closing Cash Price”), subject to the working capital, cash, and debt adjustment mechanism as of the Effective Date; and shareholder contributions and leakage between the Effective Date and the Closing Date for contributions and certain restricted payments that may have occurred between the Locked Box Date and the Closing Date;

(ii)	An ADS Consideration paid to the Seller on the Closing Date and subject to sale restrictions and/or other similar forms of disposition (lock-up) that will expire six months from the Closing Date;

(iii)

A deferred payment scheme (the “Contingent Price”), which will be calculated as follows: (a) price per barrel equal to the average price of Brent for the preceding year minus US$65 per barrel, with a floor of US$0 per barrel when Brent is equal to or less than 65, and a cap of US$15 per barrel when Brent is equal to or greater than 80, multiplied by (b) the annual production of the Transaction Assets in proportion to the Company’s working interest. The Contingent Price shall be calculated annually payable on each of the first five anniversaries of the Closing Date. The Contingent Price does not bear interest.

The consideration payable in cash for the Equinor Argentina Shares and 50% non-operating working interest in Bajo del Toro amounts to US$875 million, excluding the Contingent Price.

The Purchasers shall assume, with respect to the Share Acquisition, the income tax and any other applicable tax, and shall make the corresponding tax gross-up payment in full, so that the Sellers receive Equinor Argentina Purchase Price net of taxes, including the Contingent Price.

The sale of the Equinor Argentina Shares and the 50% of non-operating working interest in Bajo del Toro was carried out pursuant to the terms and conditions set forth in the Share Purchase Agreement and the Asset Purchase Agreement, respectively, which were executed pursuant to the laws of New York.

The Share Purchase Agreement establishes, among others as an essential condition precedent for the parties to be obligated to complete the Share Acquisition that YPF and Shell Argentina do not exercise their right of first refusal, or that they expressly waive such right, pursuant to the provisions of the Bandurria Sur JOA. As of the date of this disclosure document, YPF waived its ROFR in Bandurria Sur, subject to Shell Argentina’s waiver or non-exercise of its ROFR.

The Asset Purchase Agreement provides, among others, as an essential condition precedent for the Parties to be obligated to consummate the Asset Acquisition, that YPF does not exercise its right of first refusal, or expressly waives it, pursuant to the Bajo del Toro JOA. As of the date of this disclosure document, YPF waived its ROFR in Bajo del Toro.

To such end, the Seller in each contract is obliged to formally notify YPF and Shell Argentina, and exclusively to YPF as applicable, including in such notification the details of the allocation of the cash value corresponding to Equinor Argentina S.A.U.’s 30% working interest in Bandurria Sur and Bajo del Toro, and to the 50% non-operating working interest in Bajo del Toro.

Furthermore, completion of the Acquisitions is subject to the condition precedent that they be duly approved by the Chilean Antitrust Authorities, required with regard to the export of crude oil to Chile, to which Vista Argentina and Equinor Argentina S.A.U. have committed.

To guarantee their obligations regarding the payment of the Contingent Price, the Purchasers assigned the rights and credits arising from the Agreement with ENAP signed by the Guarantor at the appropriate time, through an Argentine Guarantee Trust Agreement (Fideicomiso de Garantía Argentino) and an Escrow Account Management Agreement. Under these terms, the Guarantor must take all necessary actions to perfect the aforementioned guarantee.

Pursuant with the terms and conditions of the Share Purchase Agreement and the Asset Purchase Agreement, on the Signing Date, the following actions, among others, were taken:

•	The Parties delivered their respective disclosure letters regarding the representations and warranties set forth in the Share Purchase Agreement.

•

The Purchaser made the payment of the deposit as security for the performance of its obligations under the Share Purchase Agreement and the Asset Purchase Agreement, which will be offset against the Purchase Price.

On the Closing Date, the Acquisitions will be completed and, among others, the following actions will be taken:

(i)

The Purchasers shall pay the Seller the Cash Price at Closing by bank transfer of immediately available funds, free of any real rights of guarantee, lien, claim, or encumbrance of any kind, to the account designated by the Seller in writing.

(ii)	The Purchasers shall deliver the subscribed Series A Shares;

(iii)

The Purchasers shall deliver all necessary documents to the Depositary and take all necessary actions for the Depositary to issue the Restricted ADSs for the benefit of the Seller, and shall ensure that the Depositary delivers to the Seller evidence of the issuance of the Restricted ADSs for its benefit;

(iv)	The Seller and the Purchaser shall execute the Transition Services Agreement;

(v)	The Purchaser shall execute and deliver to the Seller the Fiduciary Assignment for Security Agreement.

(vi)	YPF and Shell Argentina must not have exercised, or must have expressly waived, their respective rights of first refusal under the applicable JOAs for Bandurria Sur and Bajo del Toro.

(vii)	The Parties must have obtained competition approvals from the Chilean Antitrust Authorities.

II.	The Assignments

On the Signing Date, Vista Argentina agreed with YPF to assign 16.3% of the capital stock of Equinor Argentina S.A.U., a transaction that was executed in materially similar terms and conditions to those set forth in the Share Purchase Agreement.

In turn, on the Signing Date, Vista Argentina agreed with YPF to transfer 15.0% of the working interest in Bajo del Toro, which was carried out in materially similar terms and conditions as those agreed in the Asset Purchase Agreement.

The Assignments also include (i) the express waiver by YPF of its right of first refusal under the Bandurria Sur JOA, subject to Shell Argentina’s waiver or non-exercise of its ROFR; and (ii) and the express waiver by YPF of its right of first refusal under the provisions of the Bajo del Toro JOA.

The purchase price payable by YPF for the assignment of 16.3% of the share capital of Equinor Argentina S.A.U. including tax gross-ups and the transfer of 15.0% of the working interest in Bajo del Toro consists of:

(i)

An amount of US$163 million, payable in cash on the Closing Date, subject to the working capital, cash, and debt adjustment mechanism on the Effective Date; and shareholder contributions and leakage between the Effective Date and the Closing Date for contributions and certain restricted payments that may have occurred between the Locked Box Date and the Closing Date.

(ii)

A deferred payment scheme, which will be calculated as follows: (a) price per barrel equal to the average Brent price for the previous year minus US$65 per barrel, with a floor of US$ 0 per barrel when Brent is equal to or less than 65, and a cap of US$15 per barrel when Brent is equal to or greater than 80, multiplied by (b) 4.9% of the annual production of Bandurria Sur, and 15% of the annual production of the Bajo del Toro block. This deferred payment scheme will be calculated annually and payable on each of the first five anniversaries of the Closing Date and is not subject to interest. As collateral for the deferred payments, YPF granted the Company a pledge on 16.3% of its shares in Equinor Argentina S.A.U.

Approval by authorities and authorizations

The completion of the Operation is subject, as a closing condition, to obtaining antitrust approvals from the Chilean National Economic Prosecutor’s Office (Fiscalía Nacional Económica) (the “Chilean Antitrust Authorities”), required with regard to the export of crude oil to Chile, to which Vista Argentina and Equinor Argentina S.A.U. have committed .To this end, the Parties will submit the application to the Chilean Antitrust Authorities immediately after the Signing Date and will make their best efforts to obtain approval as soon as possible.

The Transaction does not contemplate as a closing condition the obtaining of antitrust approvals from the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia), the Argentine Secretariat of Commerce (Secretaría de Comercio), and other antitrust authorities in Argentina (the “Argentine Antitrust Authorities”). Notwithstanding the foregoing, (a) the Purchasers must obtain the relevant antitrust clearances in accordance with applicable law in Argentina, and (b) any risk related to or resulting from any decision made by the Argentine Antitrust Authorities with respect to the Transaction shall be borne exclusively by the Purchasers. Furthermore, the Purchasers shall use their best efforts to obtain, as soon as reasonably possible, at their own and exclusive cost and expense, liability and risk, the necessary authorizations from the Argentine Antitrust Authorities.

The Purchasers shall, among other things, take the necessary steps to register any applicable changes in the Argentine public commercial registry, take the necessary steps before the Argentine tax authorities, and notify the Argentine Secretariat of Energy and the Subsecretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén (Subsecretaría de Energía, Minería e Hidrocarburos de la Provincia de Neuquén) of the transfer of control.

For their part, with regard to the transfer of shares in Bajo del Toro in favor of Vista Argentina and YPF, Vista Argentina and YPF must request transfer authorizations under the terms of Article 72 of Argentine Hydrocarbons Law from the Subsecretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén , which must be duly approved by the competent provincial authority.

Purpose of the Transaction

By means of this Transaction, Vista expects to significantly enhance its asset portfolio by adding 27,733 net acres with an inventory that, according to our estimates, has approximately 244 net wells ready to drill (106 wells at a 25.1% interest in Bandurria Sur and 139 wells at a 35.0% interest in Bajo del Toro) in the core area of Vaca Muerta.

On the other hand, according to our analysis, the implied metrics of the Transaction imply value creation for our shareholders, as reflected in the EV/EBITDA of 5.2x for Vista compared to 3.0x for the Transaction, an EV/flowing barrel of 70.4 $/Mboed for Vista compared to $37.1/Mboed for the Transaction, and an EV/P1 Reserves 2024 of 17.2 $/boe for Vista compared to 15.0 $/boe for the Transaction:

Transaction multiples (2)	Vista	Transaction
EV/EBITDA 2025, x	5.2	3.0
EV/flowing barrel 3T-25, $/Mboe	70.4	37.1
EV/P1 Reserves 2024, $/boe	17.2	15.0

(2)

Transaction’s EV calculated as the purchase price, discounted at 11.8%, assuming a Brent price of 68.2 $/bbl for the contingent payments, in line with Brent price average for 2025. Transaction EBITDA calculated as the sum of (i) Equinor Argentina S.A.U Adj. EBITDA at Vista’s adjusted stake (subtracting YPF’s minority interest), for the nine-month period ended September 30, 2025, on an annualized basis, and (ii) an estimated Adj. EBITDA for 2025 of US$15 million in Bajo del Toro, at Vista’s pro forma working interest. Transaction P1 Reserves are stated as of December 31, 2024, according to filing with the Argentine Secretariat of Energy.

Vista market capitalization as of January 30, 2026. Source: Bloomberg. Vista multiples calculated on a pro forma basis giving effect to the PEPASA acquisition as of January 1, 2024. Vista 2025 Adj. EBITDA calculated as the mid-point of the Company’s 2025 guidance, on a pro forma basis giving effect to the PEPASA acquisition as of January 1, 2024.

Likewise, by means of the Transaction, Vista expects to increase its scale by incorporating an asset with proven reserves as of December 31, 2024, of 54.0 MMboe (at Vista’s 25.1% working interest in Bandurria Sur and 35.0% in Bajo del Toro), according to the Argentine Secretariat of Energy, compared to Vista’s proven reserves of 375.2 MMboe as of December 31, 2024 (and 518.5 MMboe including PEPASA as if it had been acquired on January 1, 2024), resulting in pro forma P1 reserves from the Transaction and PEPASA of 572.5 MMboe for that period. Average production from Bandurria Sur and Bajo del Toro during the third quarter of 2025 was, according to the Argentine Secretariat of Energy, 21,869 boe/d (at Vista’s 25.1% interest in Bandurria Sur and 35.0% in Bajo del Toro), compared to Vista’s 126,752 boe/d for the same period, resulting in total pro forma production from the Transaction of 148,621 boe/d for that period.

In addition, by means of the Transaction, Vista aims to incorporate low-cost, high-margin, high-return cash-generating assets. These assets combine significant growth potential with barrels in production, supporting Vista’s free cash flow target for 2026-2028. During the first nine months of 2025, 64% of the oil production volumes from the Transaction Assets were exported.

Equinor Argentina S.A.U.’s financial metrics are driven by oil and gas production from Bandurria Sur. At an 83.7% pro forma Vista stake in the Transaction, Equinor Argentina S.A.U.’s total revenues were US$292 million for the nine months ended September 30, 2025 (equivalent to US$391 million annualized). On the same basis, oil revenues were US$283 million for the nine months ended September 30, 2025 (equivalent to US$378 million annualized). On the same basis, Adjusted EBITDA attributable to the Company’s owner during that period was US$190 million (equivalent to US$254 million annualized), resulting in an Adjusted EBITDA margin of 65%, reflecting a low cost structure and high operating efficiency. Lifting costs during the same period were US$4.7/boe and selling expenses were US$4.4/boe. At Vista’s pro forma 83.7% interest in the Transaction, net income for the period was $68.3 million for the same period (equivalent to $91.3 million annualized). (3)

Regarding Bajo del Toro, we estimate that this block generated Adjusted EBITDA of US$15 million at Vista’s pro forma share during 2025, resulting in estimated Adjusted EBITDA for 2025 of US$269 million for the Assets of the Transaction. (4)

Furthermore, Vista expects to incorporate operational synergies, based on the proximity of Bandurria Sur and Bajo del Toro to its blocks in Vaca Muerta, which could translate into potential savings related to processing capacity, transportation capacity, and other oil services, adding to the successful acquisition and joint venture with YPF in La Amarga Chica, as the acquired blocks are geographically adjacent to Vista’s blocks: Bandurria Sur is adjacent to La Amarga Chica and Bajo del Toro is adjacent to Águila Mora.

The transaction also involves the addition of transportation and dispatch capacity of crude oil for Vista, given that Equinor Argentina S.A.U. has 21,516 bbl/d of crude oil transportation capacity and 14,422 bbl/d of crude oil dispatch capacity for export in various midstream projects.

(3)	Annualized values calculated as the period from January 1, 2025, to September 30, 2025, multiplied by 365 and divided by 273.
(4)

This estimation is based on various assumptions that we consider reasonable at this time, but like any estimation, it is subject to various risks and could differ materially from actual results. Investors should not place undue reliance on this estimation. For more information, please refer to the section “FORWARD-LOOKING STATEMENTS” in this disclosure document.

Sources of Financing and Expenses Related to the Transaction

To carry out the Transaction, Vista used its own funds and funds from a syndicated credit agreement among Vista Argentina as borrower, Vista as guarantor, and Banco Santander, S.A., Citicorp North America, Inc., and Itaú Unibanco S.A., Nassau Branch as lenders, for a total amount up to US$600,000,000 for a term of four years. The final withdrawal amount will be determined at closing.

The expenses and costs arising from and in connection with the completion of the Transaction include, but are not limited to, fees and expenses of legal, accounting, tax, auditing, advisors, notaries, as well as taxes. Vista estimates that the expenses arising from the Transaction will amount to approximately US$10,000,000.

Date of Approval of the Transaction

The ordinary shareholders’ meeting on January 27, 2026, resolved, among other matters, that the Company may carry out, directly or indirectly, one or more acquisitions of exploration and/or exploitation rights, interests in concessions, licenses, and agreements for the development of unconventional hydrocarbon reserves and resources and/or any other assets related to the development of unconventional hydrocarbon reserves and resources located in basins where the Company operates, including the acquisition and/or participation in entities holding such, which total amount represents more than 20% of the value of the Company’s consolidated assets, in the understanding that the total amount of the potential acquisition(s) may not exceed, in the aggregate and within the 12-month period from the date of this Ordinary General Meeting, 50% of the value of the consolidated assets of the Company, the Transaction being covered by the approvals contained in the resolutions adopted at that meeting.

In addition, our Board of Directors approved the Transaction on January 28, 2026.

Characteristics of the securities before and after the Transaction

There will be no changes to the characteristics of the securities representing our Series A Shares or the ADSs representing them, and the rights of our shareholders will not be affected as a result of the Transaction.

Accounting Treatment of the Transaction

The incorporation of the results, assets, and liabilities related to the Transaction was carried out in accordance with the provisions of IFRS, which govern the Company’s financial statements.

The applicable criteria on which the Company has prepared the pro forma financial statements are described in Note 2 (“Basis of preparation and presentation”) thereto, which includes the independent public accountant’s report on the pro forma financial information.

The pro forma financial information has been prepared by the Company to show the impact on the financial position and results of the Transaction, as if it had taken place (i) on December 31, 2024 for the purposes of the pro forma consolidated statement of financial position; and (ii) on January 1, 2024, and January 1, 2025, for the purposes of the pro forma consolidated statement of income and other comprehensive income for the year ended December 31, 2024, and the nine-month period ended September 30, 2025, respectively.

Tax Consequences of the Transaction

Given the actions considered part of the Transaction, there should be no adverse tax consequences resulting from the Transaction and, if applicable, the tax effects arising from the Transaction would be recognized by the corresponding party pursuant to applicable law.

In compliance with Title II of General Resolution (AFIP) No. 4227, Vista Argentina will act as a withholding agent for income tax o corresponding to the Share Purchase Agreement. The tax will be deducted from the Equinor Argentina’s Share price.

The tax withheld will be paid to the Argentine Customs Collection and Control Agency (Agencia de Recaudación y Control Aduanero) (ARCA, formerly AFIP) pursuant to the procedures, deadlines, and other conditions established by General Resolution (AFIP) 3726 and its amendments.

INFORMATION OF THE PARTIES INVOLVED IN THE TRANSACTION

Vista

Corporate Name

Vista Energy S.A.B. de C.V.

Business Overview

We are a publicly traded stock corporation with variable capital, or S.A.B. de C.V., organized under the laws of Mexico. Our business is focused on shale oil in Argentina, with our principal assets located in, Vaca Muerta, in the Neuquina Basin, Argentina. Vaca Muerta is the largest oil and shale gas field under development outside of North America, where, we have rights to exploit approximately 228,800 acres. Most of our production, proved reserves, inventory of wells, assets, and income are located in Vaca Muerta, Neuquén Province, Argentina.

We seek to generate solid returns for our shareholders based on the following key value drivers:

•

Deep, ready-to-drill, short-cycle well inventory. Our growth plan is based on the development of an inventory which, has approximately a 1,653 well inventory in Vaca Muerta, out of which 675 are located in Bajada del Palo Oeste, 323 in La Amarga Chica (50% net working interest), 175 in Bajada del Palo Este, 150 in Aguada Federal, 150 in Bandurria Norte, 100 in Águila Mora and 80 in Coirón Amargo Norte. As of September 30, 2025, we had 149 wells in production in La Amarga Chica (net 50% working interest), 144 wells in Bajada del Palo Oeste, 23 wells in Bajada del Palo Este, 17 wells in Aguada Federal, and 2 wells in Águila Mora, totaling 335 shale wells in production in Vaca Muerta. This activity drove our production to 126.8 Mboe/d during the third quarter of 2025, a year-over-year increase of 74%. Our certified proved reserves as of December 31, 2024, amounted to 375.2 MMboe, and to 518.5 MMboe considering PEPASA reserves on a pro forma basis.

•

Leader in operational performance. We believe that the productivity of our wells reflects the quality of our acreage in Vaca Muerta and our operational capabilities, in line with the highest standards of efficiency and safety. As of September 30, 2025, the cumulative production of Vista’s average well after 720 days on production (represented by the wells on pads BPO-1 through BPO-18, excluding the pilots), places our wells among the best in Vaca Muerta.

Regarding our costs, the focus on operational excellence, the dilution of fixed costs as we ramp up production and our focus on shale oil have resulted in a reduction in our lifting cost from US$13.9/boe in 2018 to US$4.4/boe during the third quarter of 2025. In addition, we have reduced our drilling and completion (“D&C”) costs at Bajada del Palo Oeste from US$ 16.3 million per well in 2019 to US$14.2 million in 2024 and US$12.1 million per well during the second half of 2025. In addition, we are executing a plan to reduce the D&C cost to US$11.0 million per well by the end of 2028.

•

Strong balance sheet and financial results. Based on a comparative analysis with other companies in the energy sector in Argentina, Latin America, and the United States, we believe that we are a company with comparatively low debt ratios and high Adjusted EBITDA margins. Cash and cash equivalents as of September 30, 2025 were US$319.7 million. During the twelve months ending September 30, 2025, net income for the year was US$727.1 million. Adjusted EBITDA for the same period was US$1,426 million, and the net leverage ratio as of September 30, 2025, was 1.83x times Adjusted EBITDA. On a pro forma basis, including PEPASA as if it had been acquired on January 1, 2024, Adjusted EBITDA for that period was US$1,751.8 million, and the net leverage ratio as of September 30, 2025, was 1.49x times Adjusted EBITDA.

•

Operational excellence. We aim to develop our business in a sustainable manner. We aspire to reduce our scope 1 and 2 GHG emissions intensity by more than 80% from 39 kgCO2e/boe in 2020 to 7 kgCO2e/boe in 2026, which would place us in the top decile globally. We are also developing a portfolio of nature-based solutions (“NBS”) projects to generate our own carbon credits. Through these projects, we aim to generate enough credits to offset the size of our residual carbon footprint by 2026.

Safety is one of the pillars of our company, and our goal is to operate to the highest standards in the oil and gas industry, in accordance with the International Oil and Gas Producers Association (IOGP) and the International Petroleum Industry Environmental and Social Association (“IPIECA”). In 2024, we had a TRIR of 0.6, which was below 1.0 for the fifth consecutive year. In addition, we had no major incidents related to oil spills during 2024.

Development of the Company

Vista Energy, S.A.B. de C.V. was incorporated on March 22, 2017.

In August 2017, we consummated our initial public offering for Ps.11,688,950,000, equivalent to US$650 million. As result, Vista secured a potential funding of up to US$700 million to be used for consummating an Initial Business Combination.

In April 2018, Vista completed the Initial Business Combination consisting of the Company’s acquisitions of equity working interests and direct working interests in assets from Pampa Energía S.A. and Pluspetrol Resources Corporation.

In July 2019, we completed a global offering consisting of a follow-on public offering in Mexico of our Series A Shares and an international public offering in the United States and other countries of our Series A Shares represented by American Depositary Shares on the NYSE for a total amount of 10,906,257 Series A Shares (including all over-allotment options). Our American Depositary Shares (“ADSs”) began trading on the NYSE on July 26, 2019, under the ticker symbol “VIST.”

On April 26, 2022, the Extraordinary General Shareholders’ Meeting approved certain amendments to the Company’s bylaws. One of the items discussed included a proposal to modify the Company’s corporate name to “Vista Energy.” The change in our corporate name became effective shortly thereafter upon compliance with certain Mexican legal requirements. No change was made to our ticker symbol or CUSIP during this process. Our Management believes that the new corporate name better reflects the Company’s proactive approach to the evolution of the energy industry and its sustainability objectives, including the reduction of its carbon footprint. On the same date, our subsidiary in Argentina changed its name from Vista Oil & Gas Argentina, S.A.U. to Vista Energy Argentina, S.A.U.

On October 4, 2022, Vista held a warrant holders’ meeting during which the warrant holders approved the amendments to the warrant indenture and the global certificate that covers such Warrants proposed by the Company, by means of which a non-cash exercise mechanism was implemented that entitled the warrant holders to, in their sole discretion or at Vista’s discretion (in the latter case, with respect to all outstanding warrants and without any further request, notice or communication required to or from Holders or any other person), obtain one series A share for each 31 Warrants owned.

On February 23, 2023, Vista announced a two-phase transaction (the “Conventional Assets Transaction”) between Vista Argentina and Tango to increase focus on its shale oil operations in Vaca Muerta and strengthen shareholder returns. Under the Conventional Assets Transaction, Vista Argentina transferred the operation of the Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos, and 25 de Mayo—Medanito SE concessions to Tango. Additionally, Vista Argentina will retain 20% of the crude oil production and 100% of the natural gas and liquified petroleum gas, gasoline, and condensates production from said concessions until the earlier of: (i) February 28, 2029, and (ii) the date on which Vista Argentina receives a cumulative production of 4 million barrels of crude oil and 300 million m3 of natural gas. For more information about this transaction, you can visit the relevant event published by the Company on its website (www.vistaenergy.com/inversionistas).

During the period from October 10, 2022 through March 7, 2023, the holders of the Warrants exercised 75,144,465 warrants pursuant to the non-cash exercise feature which entitled the holders of the warrants, in their sole discretion or at Vista’s discretion (in the latter case, with respect to all outstanding warrants and without any further request, notice or communication required to or from Vista), to obtain one series A share for each 31 warrants held, in terms of the warrants’ indenture. As a result of such exercise, 2,424,015 Series A Shares remained outstanding.

On March 7, 2023, Vista concluded the process with the CNBV to update the registration of Vista’s warrants in the RNV enabling the Automatic Non-cash Exercise. On March 15, 2023, by virtue of such automatic non-cash exercise, and after giving effect thereto, the 24,535,535 outstanding Warrants were exercised, equivalent to 791,439 Series A Shares, which became outstanding. By virtue of the exercise of all warrants (i.e., those exercised by the Holders before the Automatic Non-cash Exercise, plus those exercised pursuant to such automatic exercise), the total number of Series A Shares that became outstanding is 3,215,454. As of the date of this disclosure document, there are no Warrants outstanding.

On March 17, 2023, Vista completed a transaction that resulted in the acquisition of two outstanding series C shares pursuant to a share repurchase program authorized by the Company’s stockholders using the repurchase fund. These series C shares are currently held by the Company, and no economic or corporate rights could be exercised in connection therewith.

On April 23, 2024, at the annual ordinary and extraordinary general shareholders’ meeting held on that date, the Company’s shareholders approved, among other things, certain amendments to Articles Sixth, Eighth, Eleventh, Seventeenth and Thirty-third of the Company’s by-laws, as a result of certain recent amendments to the LMV published in the Mexican Federal Official Gazette on December 28, 2023 and certain amendments to the General Law of Mercantile Corporations of Mexico (Ley General de Sociedades Mercantiles) published in the Mexican Federal Official Gazette on October 20, 2023.

On April 15, 2025, through the signing of a share purchase agreement in which Vista and Vista Argentina participated as Purchasers, all of the shares of PEPASA were acquired. As a result, Vista, through PEPASA, became the owner of the 50% non-operating portion of the La Amarga Chica concession, located in the Vaca Muerta formation in the Province of Neuquén. This transaction allowed the Company to obtain high-quality acreage in Vaca Muerta with material production, significant inventory, and multiples that reflect high added value for the Company’s shareholders.

Vista Corporate Structure

Vista’s capital stock is variable. Vista’s minimum fixed capital without withdrawal rights is the amount of Ps.$3,000.00 represented by two Series C common, nominative shares with no par value.

The variable portion of our capital stock is unlimited. As of the date of this disclosure document, the variable portion of our capital stock is represented by 104,301,055 outstanding shares.

As a result of the Transaction, the portion variable of the capital stock will increase by 6,223,220 shares on the Closing Date.

Significant Changes in Financial Statements

The Company deems that, since the publication of the Issuer’s annual report for the year ended December 31, 2024, filed before the CNBV and the BMV on May 9, 2025, and which is available on Vista’s website at http://www.vistaenergy.com and on the Mexican Stock Exchange at www.bmv.com.mx, there have been no significant changes in its consolidated financial statements or in the accounting policies applicable to the preparation thereof.

Vista Argentina

Corporate Name

Vista Energy Argentina S.A.U.

Company Overview

Vista Energy Argentina S.A.U., a subsidiary of the Issuer, is an Argentine company engaged in hydrocarbon exploration and production and the marketing of oil, natural gas, and NGL, with offices in Neuquén and Buenos Aires. As of September 30, 2025, it held (i) 100% of the rights and operation of the unconventional exploitation concessions of the Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal, and Bandurria Norte blocks, located in the Province of Neuquén; (ii) 84.62% of the rights and operation of the Coirón Amargo Norte concession in the Province of Neuquén; (iii) 90% of the rights and operation of the unconventional exploitation concession in the Águila Mora block in the Province of Neuquén; (iv) a 50% non-operating working interest in the rights to the unconventional concession in the La Amarga Chica block; and (v) a 1.5% non-operating working interest in the operating rights to the Acambuco concession in the Province of Salta, operated by Pan American Energy. As a result of the Conventional Assets Transaction, the operations of six conventional assets in Argentina were transferred as of March 1, 2023, and Vista is entitled to retain 20% of the crude oil production and 100% of the natural gas and liquefied petroleum gas, gasoline, and condensate production from those concessions. As of September 30, 2025, Vista Argentina had 515 direct employees.

Business Overview

Vista Argentina owns high-quality production assets and low operating costs in Argentina. Led by a team of world-class professionals, it seeks to maximize returns for its shareholders through the efficient development of its assets in the Vaca Muerta formation. Vista Argentina also has a strong balance sheet and is strongly focused on the sustainability of its operations.

During the quarter ended September 30, 2025, Vista was the leading independent oil producer and the leading oil exporter in Argentina. During that quarter, Vista Argentina reported total production of 126,305 boe/d for that period (equivalent to 126,752 boe/d on a consolidated basis for Vista Energy, S.A.B. de C.V.).

As of December 31, 2024, Vista Argentina had 365.5 MMboe of proven reserves (508.8 MMboe on a pro forma basis giving effect to the acquisition of PEPASA and the Corporate Reorganization), 98% of which are located in shale deposits, and of which 86% are oil. Vista Argentina identified an inventory that has approximately 1,653 wells in Vaca Muerta, of which 675 are located in Bajada del Palo Oeste, 323 in La Amarga Chica (net 50% working interest), 175 in Bajada del Palo Este, 150 in Aguada Federal, 150 in Bandurria Norte, 100 in Águila Mora and 80 in Coirón Amargo Norte. Even considering the increase in drilling activity according to the strategic plan reported to the market by the Company for the year 2026, this represents a drilling inventory of more than 15 years, while there is potential to increase this inventory, mainly through the evaluation of other navigation horizons.

Effective January 1, 2025, Vista Argentina absorbed AFBN through a corporate reorganization process (the “Corporate Reorganization”), which held the remaining 50% working interest in Aguada Federal and Bandurria Norte.

The following map shows the location of the concessions operated by Vista Argentina prior to the Transaction, together with the inventory of wells in each of the concessions:

In addition, the following map shows the location of Vista, Bandurria Sur and Bajo del Toro concessions in Vaca Muerta, giving effect to the Transaction:

Company Development

After the Initial Business Combination, and upon taking control of operations, we started a shale development in Bajada del Palo Oeste. In December 2018, we obtained an unconventional hydrocarbon exploitation concession in such concession for 35 years, until December 2053. In March 2019, we completed and connected our first four-well pad. During 2019, we completed and connected a total of eight wells, which took our shale production at Bajada del Palo Oeste from zero to over 10,000 boe/d in August 2019, for an average daily production of 4,959 Mboe/d for the year ended December 31, 2019.

On November 30, 2018, the cross assignment of rights between Vista Argentina, through its wholly owned subsidiary APCO Oil & Gas International Inc. and O&G Developments Ltd. S.A., a wholly owned subsidiary of Shell plc, was completed. Such assignment was entered into on August 22, 2018 and announced on October 25, 2018. Pursuant to such agreement, Vista Argentina exchanged a 35% non-operating working interest in the Coirón Amargo Sur Oeste block, for Shell’s Argentina 90% operated working interest in the Águila Mora block plus a contribution of US$10 million, paid by Shell Argentina in favor of Vista Argentina. Therefore, Vista Argentina obtained a 90% stake in the Águila Mora block, while Gas y Petróleo del Neuquén, S.A. the remaining 10%. Following the satisfactory results of the pilot project involving two wells drilled in Águila Mora in 2023, we have incorporated 100 wells into our inventory in such block.

On September 16, 2021, Vista acquired AFBN, which owned 50% non-operating working interest in Aguada Federal and Bandurria Norte, from ConocoPhillips Petroleum Holdings B.V. On January 17, 2022, Vista Argentina acquired the remaining 50% stake from Wintershall. As of that date, on a consolidated basis, Vista became the operator and sole concessionaire of the blocks. Aguada Federal and Bandurria Norte are unconventional exploitation concessions in the Neuquén Basin, located in the Province of Neuquén, covering approximately 24,058 and 26,404 gross acres, respectively, in which we identified a total of 300 new well locations to drill.

During January 2022, we began a pilot plan in Bajada del Palo Este, a block adjacent to Bajada del Palo Oeste, where we also have a 35-year unconventional hydrocarbon concession. The first two-well pad, showed solid productivity, comparable to the results obtained in Bajada del Palo Oeste. Additionally, we have completed the pilot in this block with one well in the center and another well in the east. Based on these results, we have added 150 new locations to our inventory in Bajada del Palo Este and 50 in Coirón Amargo Norte, which is located to the south of Bajada del Palo Oeste.

In April 2025, as a result of the acquisition of PEPASA, we added 323 additional wells to our inventory through La Amarga Chica. Subsequently, in November 2025, as a result of a successful pilot in an area of structural faults, we added 125 additional wells to the inventory of Bajada del Palo Oeste, 25 wells to that of Bajada del Palo Este, and 30 wells to that of Coirón Amargo Norte.

Effective January 1, 2025, Vista Argentina absorbed AFBN through the Corporate Reorganization process, which owned the remaining 50% stake in Aguada Federal and Bandurria Norte. As a result, Vista Argentina added 75 potential well locations in Aguada Federal, 75 potential well locations in Bandurria Norte, and 22.5 MMboe of proven reserves as of December 31, 2024.

As of September 30, 2025, we invested US$4,151 million, of which US$2,820 million were allocated to operated shale wells and US$211 million were allocated to the development of non-operating shale and US$1,120 million were allocated to conventional wells, surface facilities, technology and other investments.

As of September 30, we had 144 wells in production in Bajada del Palo Oeste, 149 in La Amarga Chica (net at our 50% working interest), 23 in Bajada del Palo Este, 17 in Aguada Federal, and 2 in Águila Mora. Total shale production was 121,871 boe/d during the quarter ended September 30, 2025, and Vista Argentina’s total production was 126,305 boe/d during that period (equivalent to 126,752 boe/d at the consolidated level of Vista Energy, S.A.B. de C.V.).

Capital Structure

Vista Argentina is a sole single-member corporation (sociedad anónima unipersonal) incorporated under the laws of Argentina. Vista Argentina’s sole shareholder is Vista Energy Holding I S.A. de C.V., which in turn is controlled by Vista Energy S.A.B. de C.V.

Other companies or assets involved in the Transaction

Equinor Argentina S.A.U.

Corporate Name

Equinor Argentina S.A.U.

Company Description

Equinor Argentina S.A.U. is an Argentine company incorporated on November 22, 2022 that is engaged in the exploration and production of hydrocarbons and the marketing of oil and natural gas.

Equinor Argentina S.A.U. holds 30% of the unconventional hydrocarbon exploitation concession granted for the Bandurria Sur block, in which YPF held prior to the Transaction, a 40% stake while Shell Argentina held the remaining 30%. YPF is the operator. In line with this, Equinor Argentina S.A.U. signed an JOA whose purpose is to establish the terms and conditions applicable to the operation of the blocks.

As the owner of 30% of the Bandurria Sur concession, Equinor Argentina S.A.U. has access to the production from the aforementioned block and can transport and subsequently sell it on the domestic and international markets. To this end, Equinor Argentina S.A.U. has a firm crude oil transportation contract with Oleoductos del Valle S.A. and YPF over the Vaca Muerta Oleoducto Centro pipeline, a firm storage capacity and tanker dispatch reservation contract at the OTE terminal with Otamerica Ebytem S.A., and holds a 3.5% working interest in the transportation authorization over the Vaca Muerta Norte pipeline.

Equinor Argentina S.A.U. holds a contract with ENAP whereby Equinor Argentina S.A.U. undertakes to sell and deliver crude oil produced in the Neuquén basin to ENAP. The agreement establishes a term of validity that extends until December 31, 2030. The committed volume is 3,500 barrels of oil per day (bbl/d), which is subject to the nomination and delivery procedures provided in such agreement.

Capital Structure

As of the date of this disclosure document, the share capital of Equinor Argentina S.A.U. is composed as follows:

Capital stock: ARS 75,653,792,817; of which 100% corresponds to Equinor Argentina A.S., a company incorporated in Norway that holds a total of 75,653,792,817 shares.

Equinor Argentina B.V. Sucursal Argentina

Company’s Corporate Name

Equinor Argentina B.V. Sucursal Argentina

Business Overview

Equinor Argentina B.V, Sucursal Argentina is a branch incorporated in Argentina on November 22, 2018, dedicated to the exploration and production of hydrocarbons and the commercialization of oil and natural gas.

Equinor Argentina B.V. Sucursal Argentina holds a 50% non-operating working interest in the Bajo del Toro (including the Bajo del Toro Norte unconventional exploitation concession and the Bajo del Toro exploration permit). YPF is the operator in this block. In line with this, Equinor Argentina S.A.U. signed JOAs whose purpose is to establish the terms and conditions applicable to the operation of the blocks.

As the owner of 50% of the Bajo del Toro block, Equinor Argentina B,V, Sucursal Argentina has access to the production from the block and can transport and subsequently market it on the domestic and international markets.

Capital Structure

Equinor Argentina B.V. Sucursal Argentina has a single shareholder, Equinor Holding Netherlands B.V. Equinor Holding Netherlands B.V. has been the sole shareholder since August 4, 2017. Equinor Argentina B.V. established Equinor Argentina B.V. Sucursal Argentina as its branch in Argentina. under article 119, third paragraph, Argentine General Corporations Law No. 19,550. Under Argentinean law, local branches of foreign companies, registered under Section 118 do not constitute a separate legal entity from their headquarters, but rather operate as branches of the same foreign person.

Equinor Marketing & Trading (US) Inc.

Company name

Equinor Marketing & Trading (US) Inc.

Business description

Equinor Marketing & Trading (US) Inc. is a company engaged in the marketing and trading of oil and oil products. Its main activity consists of the purchase and sale of oil and refined products, including both its own production volumes and barrels purchased from third parties.

Capital structure

Equinor Marketing & Trading (US) Inc. is part of the Equinor group and is fully integrated into its corporate structure. Its capital stock is wholly owned by Equinor US Holdings Inc., which, in turn, is a wholly owned subsidiary of Equinor ASA. Notwithstanding this relationship of ownership and control within the group, both Equinor ASA and Equinor Marketing & Trading (US) Inc. are legally independent entities with their own legal personality and separate corporate governance structures.

YPF S.A.

Company’s Corporate Name

YPF S.A.

Business Overview

YPF. is an energy company with majority state ownership, incorporated in Argentina in 1922, operating an integrated oil and gas chain in all upstream, downstream, and gas and energy segments in Argentina.

Upstream operations consist mainly of the exploration and exploitation of deposits and the production of oil, natural gas, and fracturing sand for drilling and fracturing wells. Downstream operations include oil refining and the production and marketing of petrochemical products; logistics related to the transportation of oil to refineries and the transportation and distribution of refined products and petrochemicals to be marketed through various sales channels; the marketing of refined products and petrochemicals obtained from these processes; the marketing of oil; and the marketing of specialty products for agribusiness and grains and their by-products.

YPF operates mainly in Argentina, and most of its revenues are derived primarily from sales in the local Argentine market. Additionally, in 2024, its main expenses were related to investments and operating expenses in unconventional fields with the aim of growing oil and gas production and reserves, and maintenance and/or investment in its downstream business, as well as the payment of royalties and taxes related to its operations, and the payment of interest related to its financial debt, among others.

Prior to the Transaction, YPF was the operator and holder of a 40% working interest in the unconventional hydrocarbon exploitation concession granted for the Bandurria Sur block. In addition, was the operator and holder of a 50% working interest in the Bajo del Toro.

RISK FACTORS

The consummation of the Transaction involves a degree of risk. You should carefully analyze and evaluate the risks described below and the other information contained in this statement, including our pro forma financial statements and related notes. Our business, financial condition, results of operations, cash flows and/or expectations could be adversely affected by any of the following risks. The market value of our Series A Shares could decline as a result of any of these risks or other factors, and you could lose all or part of your investment. The risks described below are those that we currently believe could adversely affect us. Our business, financial condition, results of operations, cash flows, expectations and/or the market value of our Series A Shares could also be affected by other risks and factors not presently known to us or not currently contemplated to have a material adverse effect. In this section, when we refer to a risk or uncertainty that may have, would have or will have a “material adverse effect” on us or that may “adversely affect” or “will adversely affect” us, we mean that such risk or uncertainty could have a material adverse effect on our business, financial condition, results of operations, cash flows, expectations and/or the market value of our Series A Shares.

The risks described below are those that in the current opinion of the Issuer could significantly affect the activities, financial condition, results of operations and future projections of the Issuer, in which case the performance and profitability of the Issuer could decrease. The foregoing risk factors are illustrative and not limiting since other risks and uncertainties may cause the actual results mentioned to differ materially. There may be additional risks that the Issuer is not currently aware of or does not currently consider material but which may also affect its operations, financial condition, results of operations and future disclosure documents.

In addition, you should carefully analyze and evaluate the risk factors associated with Vista. For purposes of the foregoing, please refer to the “Risk Factors” section of the Issuer’s annual report for the year ended December 31, 2024, filed before the CNBV and the BMV on May 9, 2025, and which is available on Vista’s website at http://www.vistaenergy.com and on the Mexican Stock Exchange at www.bmv.com.mx

Risks Related to the Transaction

Estimates and associated risks.

The information contained in this disclosure document reflects the Issuer’s views regarding future events and may contain information about financial results, economic conditions, trends and uncertainties. The expressions “believes,” “expects,” “estimates,” “believes,” “considers,” “anticipates,” “plans” and other similar expressions identify such projections or estimates. In evaluating such provisions or estimates, the factors described in this section and other cautionary statements contained in this disclosure document or in any other document disclosed to the public in connection with the Transaction should be taken into account.

The pro forma financial information presented in this disclosure document is for illustrative purposes only and does not represent actual results of the Transaction.

The unaudited pro forma financial information included in this disclosure document is presented for illustrative purposes only and does not represent the actual financial results that would have been achieved had the Transaction been carried out on the assumed dates, nor is it intended to project Vista’s future operating results or financial condition.

The unaudited pro forma financial information of Vista included in this disclosure document should be read together with our historical financial statements, the notes thereto, and the additional financial information included elsewhere in this disclosure document.

If such unaudited pro forma financial information proves to be inaccurate, changes, or otherwise does not accurately reflect, in any accounting, legal, or financial respect, the factual circumstances of the Transaction, then the usefulness of such pro forma financial information will be diminished, even significantly, as one or more of the assumptions upon which it was constructed will not have materialized.

We cannot guarantee that such risks will not materialize.

The pro forma financial statements included in this disclosure document have been prepared based on various assumptions; to the extent such assumptions are not accurate or vary for any reason, the usefulness of such pro forma financial statements will be diminished.

In preparing the pro forma financial statements included in this disclosure document, we have relied on unaudited financial information provided by Equinor. Such information has not been subject to independent audit or verification by Vista or its auditors. If such unaudited information differs materially from the audited financial statements of Equinor when they become available, proves inaccurate, changes, or otherwise fails to appropriately reflect, in any accounting, legal, or financial respect, the factual circumstances of the Transaction, then the usefulness of such pro forma financial statements will be diminished, including significantly, due to the non-occurrence or variation of one or more of the assumptions on which they were constructed. We cannot guarantee that such risks will not materialize.

Vista Argentina has entered into a financing agreement to partially cover the payment of the price and costs associated with the Transaction, and therefore the completion of the Transaction is subject to the effective availability and disbursement of such funds.

On January 30, 2025, Vista Argentina entered into a financing agreement to cover part of the price of the Transaction, as well as certain associated transaction costs and expenses, and therefore the closing of the Transaction is contingent upon the effective availability and disbursement of the funds under such agreement, the disbursements of which are subject to the fulfillment of certain conditions precedent set forth in the applicable agreement. Failure to comply with or obtain a waiver of the aforementioned conditions could result in the suspension, deferral, or non-disbursement of the funds committed by the creditors, which could affect the timely closing of the Transaction and Vista Argentina’s ability to pay the price under the terms originally contemplated.

We cannot assure that the Sellers or the companies subject to the Acquisitions related to the Transaction will meet their obligations in full, or that the Transaction Assets will perform as expected.

We have decided to carry out this Transaction and, having performed the due diligence analyses usual for these kind of transactions, we are confident that the Transaction Assets are companies and assets that are solid, with sufficient operating and financial history to meet their obligations and provide the greatest benefit to our relationship. However, the past experience related to the Transaction Assets may not be indicative of future operating results, and we cannot assure you that the Transaction Assets will continue to perform well operationally or that they will continue to perform in the same manner from a financial point of view. In line with the above, we cannot assure you that the Transaction Assets are and will continue to be in compliance with their contractual and legal commitments.

Likewise, we cannot guarantee the fulfillment of any subsequent or remaining obligations by the Sellers or the truthfulness and accuracy of the representations and warranties in the Share Purchase Agreement and the Asset Purchase Agreement and the documents derived from and related to it and the Transaction. A breach of the obligations of the Sellers and/or the Transaction Assets, in the production by the Transaction Assets or, in general, any other obligation under the terms of the Share Purchase Agreement, other Transaction documents, and other commitments acquired could have a negative effect on our production volumes or significant increases in costs, which could have an adverse effect on our operating results, cash flow, and profitability.

The Transaction Assets are exposed to catastrophic risks and force majeure events.

The Transaction Assets’ operations are exposed to possible unplanned interruptions caused by significant catastrophic or force majeure events, including, but not limited to: wars, labor strikes, cyclones, earthquakes, tornadoes, hurricanes, landslides, floods, drought, explosions, fires, terrorist attacks, major plant breakdowns, leaks of natural gas, NGL, crude oil, refined petroleum products or other hydrocarbons, pipeline or power line ruptures or other damage, technology failures, faulty design and construction, accidents, demographic changes, government macroeconomic policies and political and social instability. These risks could, among other effects, have a significant adverse impact on the available cash flows, cause personal injury or death, property damage, or cause interruptions in the activities of the company.

In addition, the cost of repairing or replacing damaged assets could be substantial and could include assessment, repair and maintenance costs. Repeated or prolonged interruptions in activities conducted may result in the permanent loss of customers, significant litigation or penalties in the event of regulatory or contractual non-compliance. Force majeure events that are incapable of being repaired, or are too costly to reverse or resolve, may also have a permanent material adverse effect on the Transaction Assets. There can be no assurance that all of the Transaction Assets will be fully insured against all risks inherent in its business and activities or that all such insurance can be made available on commercially reasonable terms. If a major accident or event occurs that is not fully insured, it could have a material adverse effect on Transaction Assets’ operations and financial condition.

The Transaction Assets may experience an increase in operating and maintenance expenses.

The Transaction Assets may include assets that by their nature require minor routine maintenance and major maintenance from time to time, in order to maintain the safety and operating conditions necessary to perform its operations. The costs of such operations may vary significantly due to, among others, the existence of natural disasters, adverse weather conditions, deterioration in macroeconomic conditions, and competition for services in Vaca Muerta. These factors might have an impact on the costs of maintenance work necessary to maintain the Transaction Assets’ operations in proper working conditions. Likewise, such costs may require increases in expenses which, in turn, could imply higher financing costs and lower cash generation by the Company.

We may be unable to comply with Payment Obligations.

The Equinor Argentina Purchase Price and the Bajo del Toro Purchase Price consist of the sum of a Closing Cash Price, an ADS Consideration, and a Contingent Price, as described in the section “INFORMATION ABOUT THE TRANSACTION” – “RELEVANT AGREEMENTS” – “SHARE PURCHASE AGREEMENT”. There is a risk that these payment obligations may not be met in the future, which could result in legal disputes and the need to enforce warranties or seek respective legal remedies.

Indemnity Claims Risk.

Purchasers assume responsibilities related to the operation of the Transaction Assets. This includes environmental, administrative and labor management responsibilities. If significant claims or certain adverse events arise, Purchasers could face unexpected and potentially high expenses and costs.

The Transaction may be subject to litigation and disputes in international courts.

The Share Purchase Agreement and the Asset Purchase Agreement provides that disputes will be resolved by arbitration in New York in accordance with the Arbitration Rules of the International Court of Arbitration (“ICC”). Eventually, the arbitration shall be conducted in English and the award shall be final and binding on the parties. These type of proceedings may be lengthy, costly, and the outcome of such dispute resolution mechanism may be uncertain. Moreover, the instances before which disputes arising from the foregoing contracts will be resolved may give rise to logistical and procedural complications. In addition, the parties may face difficulties in enforcing arbitral awards in certain jurisdictions.

Changes in applicable law may affect the obligations under the Transaction.

Both parties must comply with all applicable laws, including anti-corruption and anti-money laundering laws. Any failure to comply with these laws could result in significant penalties, damages to the parties and possible invalidity of the Transaction agreements, including the Share Purchase Agreement. In addition, any change in applicable law could adversely affect the viability of the Transaction.

The Transaction is subject to changes in the economic and market environment.

Factors such as fluctuations in oil and gas prices, changes in the demand for hydrocarbons in the market, unexpected increases in operating and maintenance costs, variations in exchange rates, increases in interest rates, may significantly affect the profitability and viability of the Transaction. As a result of these factors, it is possible that the operating and financial performance of the Transaction Assets may be lower than expected and may not allow a recovery of the amounts invested in the acquisition, adversely affecting the Company’s operating metrics, cash flow, and other financial metrics.

Certain contractual limitations could restrict the ability to recover losses or damages

Certain relevant contractual relationships may include limitations of liability, exclusions of damages, claim thresholds, maximum caps, and procedural restrictions. Such limitations could reduce the ability to recover losses or damages and could adversely affect the Company’s operating results, cash flows, and profitability.

We may not fully identify issues with properties of Transaction Assets, which could mean that the assets we acquire may be worth less than what we pay due to uncertainties in the evaluation of recoverable reserves and potential liabilities.

Successful acquisitions require an evaluation of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and natural gas prices, title suitability, operating and capital costs and potential environmental and other liabilities. Although we generally conduct a review of the properties we acquire, which we believe is consistent with industry practices, we cannot assure you that we have identified all existing or potential problems associated with Transaction Assets, or that we will be able to mitigate any problems we identify. Such assessments are inaccurate and their accuracy is inherently uncertain.

In addition, our review may not allow us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We have not inspected all of the existing wells on properties of Transaction Assets. Even when we inspect a well, we do not always discover structural, subsurface, title and environmental problems that may exist or arise. As a result of these factors, it is possible that the operating and financial performance of Transaction Assets may be less than expected and may not recover the amounts invested in the acquisition.

Additionally, even though our technical and legal review is diligent, there is a risk that undetected or underestimated contingencies may arise in relation to asset integrity, title, and environmental liabilities, which could result in higher maintenance costs, unforeseen capital investments, reduced reserves, and lower than planned effective production, with a material adverse effect on our results, cash flow, and valuation of the Assets of the Transaction. The operations of the Assets of the Transaction could also be interrupted by catastrophic events or force majeure, or by significant design and technology failures, the impacts of which range from damage to equipment to prolonged operational shutdowns and significant repair or replacement costs that are not always fully covered or can be fully anticipated. Consequently, post-acquisition performance could differ from the expectations incorporated in our projections and in the assumptions used to value the assets subject to the Transaction.

It is possible that we may not successfully integrate the operations of the Transaction Assets of the Transaction with our operations, and we may not realize all of the anticipated benefits of such acquisition.

Despite having carried out the due diligence processes usual for this type of acquisitions, we cannot assure that we will achieve the desired profitability from the acquisition of the Transaction Assets. A failure to successfully assimilate the Transaction Assets could adversely affect our financial condition and results of operations. Our acquisitions may involve numerous risks, including: (i) operating a larger combined organization; (ii) difficulties in integrating the assets and operations of the acquired business, especially if the Transaction Assets are located in a new geographic area; (iii) the risk that the oil and natural gas reserves acquired are not of the expected magnitude or are not developed as anticipated; (iv) loss of key employees in the acquired business; (v) inability to obtain satisfactory title to the assets, concessions, or participation interests we acquire; (vi) a decrease in our liquidity if we use a portion of our available cash to finance acquisitions; (vii) a significant increase in our financial expenses or financial leverage if we incur additional debt to finance acquisitions; (viii) failure to achieve the expected profitability or growth; (ix) failure to realize expected synergies and cost savings; (x) coordinating organizations, systems, and facilities; and (xi) coordinating or consolidating corporate and administrative functions.

In addition, unexpected costs and difficulties may arise when combining businesses with different operations or management, and we may experience unforeseen delays in realizing the benefits of the acquisition of the Transaction Assets. The inability to effectively manage the integration of the acquisition of the Transaction Assets could have a material adverse effect on our business, financial condition, results of operations, and cash flow.

The lack of availability of hydrocarbon transportation may limit our ability to increase hydrocarbon production from the Transaction Assets and may adversely affect our financial condition and results of operations.

The ability of the Transaction Assets to develop hydrocarbon reserves depends largely on the availability of transportation infrastructure on commercially acceptable terms to transport hydrocarbons produced from the fields to the markets where they are sold.

We have analyzed the information available regarding the Transaction Assets and understand that the Company has secured and can secure sufficient oil transportation capacity through the existing infrastructure and ongoing expansion projects for current production and a potential increase in production. However, both planned events (such as scheduled maintenance) and unexpected disruptions (including adverse weather conditions, accidents, labor strikes, explosions, or environmental incidents) may restrict access to existing oil transportation capacity, potentially limiting production and adversely affecting our financial condition and operating results.

Furthermore, if oil transportation, storage, and export expansion projects are delayed or canceled, the potential lack of transportation capacity could limit production growth, affect our ability to meet targets, and negatively impact our future financial results.

Our commercial operations and the commercial operations of Transaction Assets depend, to a great extent, on production facilities.

A significant portion of the revenues of the Transaction Assets depends on surface facilities that are key to producing, transporting, treating, and injecting oil and gas into transportation infrastructure for sale. In order to execute its strategic plan and meet its goals, the Transaction Assets may need to expand their capacity to transport, treat, and inject the hydrocarbons produced. If we and/or the operator of Bandurria Sur and Bajo del Toro are not able to execute these expansion projects, our growth plans could be affected.

Moreover, while we believe we maintain adequate insurance coverage and appropriate safety measures with respect to such facilities, any material damage, accident at and/or other disruption to such production facilities could have a material adverse effect on our production capacity, financial condition, and results of operations.

The Transaction Assets´ historical operating and financial information may not be indicative of future results.

Operating results could fluctuate for many reasons, including many of the risks described in this section, which are beyond our control. Therefore, our past operating results are not indicative of our future operating results. While we have performed due diligence to understand the Transaction Assets´ assets and liabilities, as well as its operating and financial performance, such information may not be indicative of the Transaction Assets´ future operation results.

We cannot assure that the Transaction’s approvals will be obtained from the relevant international and/or national authorities.

There is no certainty that the necessary authorizations from the competent authorities will be granted, or that such authorizations will be granted without conditions. On the other hand, there is also no certainty that the authorities in the relevant jurisdictions (including the Chilean Antitrust Authorities and the Argentine Antitrust Authorities) will grant the approvals of the Transaction. The risk of failure to obtain, any conditions and/or rejection of the Transaction may be borne by the Purchasers under the Share Purchase Agreement. Failure to obtain such authorization(s) could entail fines and, only in the event that the effects of the Transaction have been or may be to restrict or distort competition in a manner that may result in harm to the general economic interest, the Transaction may be conditioned or rejected, and in the latter case, the parties to the Transaction shall reverse the Transaction . In view of the foregoing, failure to obtain such approvals could have an adverse effect on our operation and on Vista’s financial condition.

The extension of the Bajo del Toro unconventional exploration permit is subject to evaluation by the competent authority and compliance with the requirements established by said authority, without any guarantee that it will be granted or the conditions under which it may eventually be granted.

Pursuant to the Hydrocarbons Law, unconventional exploration permits comprise two consecutive periods of up to four (4) years each, with the possibility of an extension of up to five (5) years. Such extension is discretionary and is subject to the permit owner’s compliance with the investment commitments assumed, as well as with the other contractual, regulatory, and legal obligations incumbent upon it, without any guarantee of its granting by the granting authority.

In this context, there is no assurance that the unconventional exploration permit Bajo del Toro, which expires on December 31, 2026, will be extended or renewed by the competent authorities on the basis of the investment plans submitted in a timely manner, nor that such authorities will not impose additional conditions for its granting, such as the assumption of greater investment commitments or other requirements, which could affect our development plans, financial situation, and operating results.

Likewise, holders of exploration permits have the right to obtain a hydrocarbons exploitation concession over the permit area, pursuant to Article 17 of the Argentine Hydrocarbons Law. Accordingly, Vista may request the conversion of the Bajo del Toro permit into an unconventional exploitation concession. However, such conversion is subject to the approval of the Province, which will assess compliance with all commitments and obligations assumed by the permit holder in order to decide whether to grant the concession. We cannot assure that the Province will grant the concession over the Bajo del Toro permit, nor the economic terms that the Province may require for such grant.

The Transaction partly depends on the essential condition precedent that YPF and Shell Argentina do not exercise, or expressly waive, their respective rights of first refusal (ROFRs).

The consummation of the Transaction depends, among other things, on fulfillment of the essential condition precedent that YPF and Shell Argentina do not exercise, or expressly waive, their respective rights of first refusal under the applicable JOAs for Bandurria Sur and Bajo del Toro, so that the Acquisitions can be consummated and closed, together with the related assignments, simultaneously.

Consequently, if YPF and/or Shell Argentina were to exercise their rights of first refusal or fail to waive them, the Transaction might not be completed or carried out on the terms contemplated. Such circumstance could result in delays, additional costs, the need to renegotiate economic and contractual terms, or even the inability to close the Transaction.

Given that fulfillment of this condition precedent depends on decisions by YPF and/or Shell Argentina, it is not possible to assure the timing, manner or outcome of such decisions. Any adverse outcome could affect our integration plans, investment timelines, expected synergies and operational and financial projections related to the Transaction, which could have an adverse effect on our operations and on Vista’s financial condition.

As of the date of this disclosure document, YPF has waived its ROFR (i) in Bandurria del Sur, subject to Shell Argentina’s waiver or non-exercise of its ROFR, and (ii) in Bajo del Toro.

Claims or legal actions related to the Transaction Assets could be initiated.

There may be claims, legal actions and administrative proceedings related to the Transaction Assets and the fulfillment of the obligations of the Transaction Assets, with the company’s assets (including its management) or subject to or related to its activities, which may have a material adverse effect on the results of the Transaction Assets and, consequently, on the results of Vista and Vista Argentina. Such proceedings may be complex, require the involvement of various governmental authorities, and may extend over long periods of time. There can be no assurance that the Transaction Assets and/or Vista and Vista Argentina will be able to effectively manage these proceedings or have the necessary resources to resolve them.

Risks Related to Argentina

Our business is highly dependent on economic and political conditions in Argentina.

Most of our operations, properties and clients are located in Argentina and, as a result, our business is highly dependent on the economic and political conditions prevailing in Argentina. Changes in economic, political and regulatory conditions, as well as actions taken by the Argentine government, may have a significant impact on us.

Argentine economic conditions depend on various factors, including (without limitation) the following: (i) international prices of major exported commodities; (ii) the stability and competitiveness of the Peso with respect to foreign currencies; (iii) the competitiveness and efficiency of domestic industries and services; (iv) levels of domestic consumption, investment, and local and international financing; (v) inflation levels; (vi) changes in the economic or fiscal policies implemented by the Argentine government; (vii) labor disputes and strikes; (viii) fiscal spending by the Argentine government and the ability to maintain fiscal balance; (ix) interest rates and wage and/or price controls; and (x) the level of unemployment, political instability, and social tensions.

On December 10, 2023, Javier Milei took office as President of Argentina and committed to implement significant economic reforms. Following Javier Milei’s Presidency inauguration, the Argentine Executive Branch issued Decree No. 70/2023, which details a series of measures aimed at reducing the size of the public administration and public expenditures, as well as deregulating the economy. In addition, on June 28, 2024, the Argentine Congress approved the Ley de Bases. The aforementioned, formally declares a state of public emergency in matters related to administration, economy, finance and energy, for a period of one year. During this time, it also confers to the Argentine Executive Branch a series of legislative powers. The Ley del Bases also establishes a series of legal, institutional, and fiscal reforms that affect various sectors of the economy, including several changes to the Argentine Hydrocarbons Law.

The amendments to the Argentine Hydrocarbons Law include: (i) building on the self-sufficiency paradigm of the Argentine Hydrocarbons Law to include the maximization of economic benefits, in order to encourage new investments; (ii) the principle of non-intervention by the federal government in the prices of hydrocarbons or refined products; and (iii) the principle of freedom to export oil and gas. The latter principle is subject to objection by the Argentine Secretariat of Energy on technical and economic grounds. In addition, the amendments introduced other changes, including limiting subsequent renewals of concessions, granting greater discretionary powers to the Provinces in setting royalties, expanding the activities to include hydrocarbon processing, and introducing more flexible requirements to obtain transportation authorizations.

It is difficult to predict the social, political or economic impact of the measures announced and implemented by the Argentine government to date and/or future measures and/or the outcome of the ambitious deregulation plan. Such measures could affect our financial condition and results of operations.

Additionally, the Argentine economy is particularly susceptible to fluctuations in the local political landscape. In Argentina, legislative elections are held every two years, resulting in the partial renewal of both chambers of Congress.

On October 26, 2025, Argentina held legislative elections to renew half of the seats in the National Congress’s Chamber of Deputies and one third of the seats in the Senate. La Libertad Avanza, the political party associated with the Milei administration, obtained approximately 40.7% of the votes for the Chamber of Deputies and approximately 42.0% for the Senate, while the main opposition coalition, Fuerza Patria, obtained approximately 31.7% and approximately 28.4%, respectively. Notwithstanding the new composition of Congress, the Argentine Executive Branch (Poder Ejecutivo Nacional) continues to require consensus to implement its policy agenda, including the deregulation measures contemplated in the Ley de Bases. As of the date of this disclosure document, we cannot predict the impact that the legislative elections will have on the Argentine economy or assure that events such as the implementation of new government policies may not have an adverse impact on our operations and financial results.

Prior to the aforementioned elections, the Government had low representation in the Argentine Congress, which constrained its ability to promote or block legislation, requiring negotiations with the opposition on various aspects of each bill to secure its support. In parallel, certain circumstances have led the opposition to unite and move forward with laws to which the administration had previously publicly objected. This political dynamic and the current administration’s lack of majorities in the Argentine Congress could lead to a situation in which Executive vetoes are frequently used for various bills approved by the Argentine Congress, thereby creating political uncertainty and legal claims, affecting predictability and the investment climate in Argentina in general. The Company cannot predict how this situation will evolve after the elections or whether it could negatively impact its operations and/or financial condition.

We are or may be subject to direct and indirect import and export restrictions under the laws of Argentina.

Although Argentine Hydrocarbons Law generally grants the right to export hydrocarbons, provided there are no objections from the Argentine Secretariat of Energy, and ensures that, once the export requirements are met, the right to export cannot be revoked, it is expected that the specific objection process will be further defined by a resolution of the Argentine Secretariat of Energy. In addition, hydrocarbon exports are only allowed if the volumes are not needed for the domestic market and are sold at reasonable prices. In the past, oil and gas companies have faced restrictions on exporting crude oil from Argentina, thus limiting their access to higher revenues when international prices are above domestic prices in Argentina.

Although the Ley de Bases approved changes to Argentine Hydrocarbons Law to reduce restrictions on hydrocarbon exports, authorization from the federal government is still required to export hydrocarbons, pending the enactment of the aforementioned resolution of the Argentine Secretariat of Energy. If we do not obtain the permits to export hydrocarbons, our operations could be affected, as well as our revenues and financial results.

Until 2024, exports of crude oil and its derivatives in Argentina required prior registration in the Argentine Registry of Export Operations Agreements (Registro de Contratos de Operaciones de Exportación) and authorization by the Argentine Secretariat of Energy .The Ley de Bases amended Argentine Hydrocarbons Law, establishing that producers of crude oil and its derivatives may freely export hydrocarbons and/or its derivatives, unless the Argentine Secretariat of Energy objects. The effective exercise of this right is subject to regulations issued by the Argentine Executive Branch, which, among other aspects, must consider: (i) the usual requirements related to access to technically proven resources; and (ii) that the eventual objection of the Argentine Secretariat of Energy only may (a) be formulated within 30 days after the Argentine Secretariat of Energy recognizes the export, and (b) must be based on technical or economic reasons related to the security of supply. After such period, no objection may be raised by the Argentine Secretariat of Energy.

On November 28, 2024, the Argentine Executive Branch issued Decree No. 1057/2024 to regulate the Ley de Bases, detailing the export procedures and the maintenance of the Argentine Registry of Export Operations Agreements (Registro de Contratos de Operaciones de Exportación). The decree introduces an objection procedure for hydrocarbon exports, which allows the Argentine Secretariat of Energy to object within 30 business days, based on technical-economic studies, for reasons that affect the security of supply. Specific causes for objection include insufficient hydrocarbons, failure to demonstrate expected availability, inaccurate information and significant variations in domestic prices. The principles of equality, reasonableness, proportionality and non-discrimination must be observed, and it is expected that the objection procedure will be further detailed by a resolution of the Argentine Secretariat of Energy, replacing previous resolutions. We cannot predict when the Argentine Secretariat of Energy will issue such resolution and what its content will be. In addition, we cannot predict whether export restrictions will be reintroduced, or whether future measures will be taken that will adversely affect our ability to export and import gas, crude oil or other products and, consequently, affect our financial condition, results of operations and cash flows.

With regard to natural gas, Argentine Law No. 24,076 and related regulations require that all domestic market needs be considered when authorizing long-term natural gas exports. In this regard, the Argentine Secretariat of Energy may authorize surplus natural gas export operations provided that they are subject to interruption due to local supply shortages. In recent years, the Argentine authorities have adopted certain measures that have resulted in restrictions on natural gas exports from Argentina. Due to these restrictions, companies in the oil and gas sector have been forced to sell in the local market part of their natural gas production that was originally intended for the export market and, in some cases, have been unable to meet all or part of their export commitments.

The imposition of export duties and other taxes have negatively affected the oil and gas industry in Argentina and could negatively affect our results in the future.

In the past, the Argentine government has imposed duties on exports, including exports of oil and liquefied petroleum gas products. Under current regulations, export duties on gross hydrocarbons and/or natural gas are capped at a maximum of 8%, when Brent exceeds US$60/bbl. For Brent below US$45/bbl, the rate is 0%. Between US$45/bbl and US$60/bbl, the rate increases linearly between 0% and 8%. Export duties and taxes may have a material adverse effect on the Argentine oil and gas industry and our results of operations. We produce exportable goods and, therefore, an increase in export taxes exceeding those established by current legislation would result in a reduction of our realization prices, margins and net income.

The current Argentine exchange controls and the implementation of new exchange controls could adversely affect our results of operations.

The Argentine government and the BCRA have implemented certain measures that restrict the ability of companies and individuals to access the foreign exchange market. These measures include, among others (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, with exceptions; (ii) restricting the acquisition of any foreign currency to juridical personas, to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in Argentine Pesos, in the local foreign exchange market, all proceeds from their exports of goods and services (with certain exceptions as detailed in the section related to Decree No. 929/2013 above); (iv) limiting the transfer of securities into and out of Argentina; (v) imposing taxes on the transfer of securities into and out of Argentina; (vi) restricting the transfer of securities into and out of Argentina; and (vii) restricting access to the foreign exchange market to make payments for imports of goods and services.

During 2025, the Argentine government and the BCRA relaxed foreign exchange restrictions. For example, dividends and profits corresponding to fiscal years beginning on or after January 1, 2025, may be transferred abroad without prior approval from the BCRA, provided that they are distributable profits obtained from gains reported in regular, audited annual financial statements and that the other applicable requirements for access to the foreign exchange market are met.

. While the government publicly stated the objective of continuing with the flexibilization or progressive lifting of exchange controls by the end of 2025, no detailed plan or timing of further regulatory changes has been disclosed and there can be no assurance that the Argentine government and/or the BCRA will in the near future impose new exchange controls or restrictions on the movement of capital, as well as modify and adopt other measures that could limit the Company’s ability to access the international capital markets, affect the Company’s ability to make principal and interest payments on indebtedness and other additional amounts abroad or otherwise affect the Company’s business and results of operations.

There can be no assurance that tighter exchange controls and capital restrictions than those currently in effect will not be imposed. In the event that Argentina experiences a period of political, economic and social crisis and instability that causes a significant economic contraction, this may result in radical changes in the government’s economic, exchange rate and financial policies in order to preserve the balance of payments, the BCRA’s reserves, capital flight or a significant depreciation of the Argentine Peso. Such changes could include the mandatory conversion into Argentine Pesos of obligations assumed by legal entities resident in Argentina in U.S. Dollars. The imposition of such restrictive measures as well as external factors beyond the Company’s control may materially affect the Company’s ability to make payments in foreign currencies.

The extension of current exchange controls or the implementation of tighter capital controls could undermine the Argentine government’s public finances, which could adversely affect the Argentine economy, which in turn could adversely affect our business, results of operations and financial condition.

Argentina’s ability to obtain financing from international markets is limited, which could affect its ability to implement reforms and sustain economic growth.

In recent years, Argentina has experienced financial difficulties, which at times has led to an increase in public debt. On January 28, 2022, the Argentine government and the IMF reached a consensus on key policies as part of their ongoing discussions under an IMF-supported financing program. On March 17, 2022, the Argentine government approved an agreement with the IMF for a 30-month period (the “IMF Agreement”) to refinance US$44.0 billion of debt incurred between 2018 and 2019 under a stand-by agreement that was originally scheduled to be repaid between 2021 and 2023.

On March 11, 2025, Javier Milei’s government issued the Necessity and Urgency Decree No. 179/2025, which approved a new 10-year Extended Facilities Program to be entered into with the IMF (the “Extended Facilities Program”), which funds would be used mainly to refinance liabilities, including non-transferable treasury bills and the amounts pending amortization under the current program. On April 8, 2025, the IMF announced that it had reached an agreement at the technical staff level with the Argentine authorities for a new agreement under the Extended Facilities Program for a total amount of approximately US$20 billion. On April 11, 2025, the IMF Executive Board approved the program, also approving an immediate initial disbursement of US$12 billion and an additional disbursement of US$2 billion scheduled for June 2025. The agreement will have a duration of 10 years (with a four-and-a-half-year grace period) and an annual interest rate of 5.63%. Likewise, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under two multi-year programs for US$12 billion (of which US$1.5 billion will be deposited immediately) and US$10 billion, respectively.

The IMF conducts periodic reviews to assess whether Argentina meets the quantitative performance criteria. As of September 30, 2025, Argentina’s outstanding debt to the IMF amounted to approximately US$57.0 billion.

We cannot assure you that the Argentine government will meet the objectives of the IMF’s upcoming reviews. In addition, we cannot assure you that the IMF’s conditions will not affect Argentina’s ability to implement reforms and public policies and foster economic growth. We also cannot predict the impact of the implementation of the IMF Agreement on Argentina’s (and indirectly our) ability to access international capital markets.

Additionally, on October 20, 2025, the BCRA announced the execution of an agreement with the United States Department of the Treasury to stabilize the exchange rate, for up to US$20.0 billion. The purpose of the agreement is to contribute to Argentina’s macroeconomic stability, with particular emphasis on preserving price stability and promoting sustainable economic growth. The agreement sets forth the terms and conditions for the implementation of bilateral currency swap operations between both parties.

Despite the restructuring of Argentina’s public debt carried out between 2020 and 2023, international markets remain cautious about Argentina’s debt sustainability and, as a result, country risk indicators remain high. In this regard, during 2026, the Argentine government must make payments on its sovereign bonds (additional to those made in January 2026) in an amount of approximately US$5.0 billion.

In 2024 and 2025, Argentina experienced a decline in country risk and an improvement in its sovereign debt rating. Although this improvement is a positive development, there can be no assurance that Argentina’s credit ratings will be maintained or that they will not be downgraded, suspended, or withdrawn. Any downgrade, suspension, or withdrawal of Argentina’s sovereign debt rating could have an adverse effect in the Argentine economy and in our business.

We are exposed to the effects of fluctuations and regulations on domestic oil and gas prices in Argentina, which could limit our ability to increase the price of our oil and gas products.

Most of our revenues are derived from crude oil and natural gas sales, where the domestic price of crude oil has fluctuated in the past due not only to international prices, but also to local taxes, local regulation, macroeconomic conditions and refining margins.

In the past, the fluctuation in oil prices in Argentina has not perfectly reflected the upward or downward changes in the international oil price. Such fluctuations have had an impact on local prices for the commercialization of crude oil. In the event that local market prices are reduced by regulation or any other local factors, which is beyond our control, our economic performance could be affected, resulting in a loss of reserves as a result of changes in our development plans.

In the past in Argentina, as a result of economic, political and regulatory developments, the prices of crude oil, diesel and other fuels have differed significantly from the international and domestic markets, and the ability to increase or maintain such prices to conform to international standards has been questioned. For example, in 2022, the average realized price of our exported crude oil was US$85.2/bbl while the realized price in the domestic market was US$62.9/bbl. In 2023, the average realized prices were US$72.0/bbl in the export market and US$63.6/bbl in the domestic market. In 2024, the average realized prices were US$70.4/bbl in the export market and US$70.3/bbl in the domestic market, meaning that the price gap between both markets was reduced to practically zero, which was sustained during the nine months ended September 30, 2025.

If domestic prices are substantially lower than prices prevailing in international markets, our results of operations and financial condition would be adversely affected. We cannot anticipate what energy policies or regulations the Argentine government will establish with respect to crude oil prices in the domestic market or their gap with respect to the export market. Likewise, we cannot predict the impact that any changes may have on our results of operations and financial condition.

Risks Related to Recent Events.

The conflict involving Russia and Ukraine, and new, additional and/or enhanced economic and trade sanctions and restrictions that have been imposed by various countries, could have a material adverse effect on our business, financial condition and results of operations.

The conflict involving Russia and Ukraine has recently had, and will likely continue to have, significant international economic effects, including increased inflation, global supply chains problems, market volatility, as well as an impact on commodity prices. The conflict and its effects could exacerbate the current slowdown in the global economy and could adversely affect the ability of some of our customers exposed to the Russian and/or Ukrainian market to pay for our products. In addition, the conflict has resulted in the imposition of economic and trade sanctions and restrictions targeting Russia and certain Russian economic sectors and companies by the United States, the European Union, the United Kingdom and other relevant countries. The severity of these sanctions could worsen and contribute to shortages of raw materials and commodities, including crude oil transportation services by ship, which in turn could lead to higher levels of inflation and disruptions in the global supply chain, which could especially affect the energy sector, and could create supply chain difficulties in local markets.

While certain global media sources are reporting a possible negotiation for a ceasefire in Ukraine, due to the uncertainties inherent in the scale and duration and development of this conflict as well as its direct and indirect effects, it is not possible to reasonably estimate the impact this conflict will have on the global economy and financial markets, the economies of the countries in which we operate and, consequently, in our business, financial condition and results of operations.

Certain global events may create volatility in the global crude oil market, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, our revenues and profitability are highly dependent on the prices we receive for our oil and natural gas sales. Oil prices are particularly sensitive to real and perceived threats to global political stability and changes in oil production in, and oil supply from, several key countries, including Russia. Certain global conflicts, such as the war in Ukraine or the conflicts in Syria and the Middle East, have led to an increase in international oil prices, generating a transitory increase in revenues for upstream companies around the world. In addition, it has also led to an increase in the volatility of commodities in general and hydrocarbon prices. We cannot predict whether this volatility will lead to a future increase in prices or, on the contrary, cause a generalized downturn in economic activity, or a decline in oil prices and negatively affect our profitability.

The increase in oil prices could also result in new regulation by the Argentine and/or Mexican governments to further decouple domestic energy prices from international energy prices or restrict energy-related exports from Argentina or Mexico, which would affect our business. In addition, changes in global oil prices and demand could cause turmoil in the global financial system and, in turn, materially affect our business, financial condition and results of operations.

Crude oil is a commodity, and therefore certain global events may lead to a decline in its price, which could have a material adverse effect on our business, financial condition, and results of operations.

Crude oil is a commodity, and therefore its price is largely determined by global supply and demand. Recent reports published by several research analysts indicate that during 2026 we can expect an oversupply of crude of between 1 and 2 MMbbl/d, which represents approximately 1% to 2% of the global market. If these forecasts are confirmed, we can expect a decline in the price of crude oil.

Moreover, OPEC+, a group of oil-producing countries, controls approximately one-third of global supply and sets production quotas for its members to maintain control over global supply. In prior years, particularly during the COVID-19 pandemic, OPEC+ managed to balance declines in global crude demand, as well as weak increases in demand, through group production cuts. As of today, it is estimated that OPEC+ has reversed most of the cumulative 5.8 MMbbl/d cuts, which is equivalent to more than 5% of global demand. During 2025, OPEC+ fully unwound the voluntary 2.2 MMbbl/d cut and, in September 2025, announced its agreement to gradually unwind other cuts totaling 1.65 MMbbl/d. Between October and December 2025, the gradual reversal of the additional 1.65 MMbbl/d cut began to be implemented. In November, the group announced a pause in the process of production increases for the first quarter of 2026.

Moreover, the price of crude oil is susceptible to geopolitical issues. The announcement by the US presidency regarding import tariffs on April 2, 2025 caused a widespread decline in global markets, affecting the price of many commodities, including crude oil. Although subsequent negotiations mitigated the decline and helped crude oil prices recover in the second half of 2025, we cannot rule out further announcements regarding global trade or tariffs, which could lead to a further decline in prices.

A sustained decline in crude oil prices, which we cannot control, could adversely affect our business, financial condition, and results of operations.

Conflicts in the Middle East could have a material adverse effect on our business, financial condition, and results of operations.

Historically, the Middle East region has been the scene of numerous armed conflicts, political tensions, and territorial disputes that have created an environment of long-term instability. Factors such as religious and geopolitical rivalries, as well as competition for strategic resources such as oil and gas, have contributed to the persistence of conflict situations. This instability has had large-scale repercussions, affecting global markets, international supply chains, and the economic security of countries and companies with interests in the region. The volatility inherent in the Middle East poses a constant risk to the global economy, as any escalation can trigger adverse effects on commodity prices, investor confidence, and international financial stability.

Since October 2023, the conflict between Israel and Hamas has escalated significantly, and its duration, impact, and development remain unpredictable. More recently, there have been direct clashes between Iran and Israel with limited intervention by the United States, raising the risk of the conflict spreading to other countries and increasing concerns about the security of key energy and trade routes. Military and diplomatic responses by international powers could have immediate consequences for oil prices, financial market stability, and the security of business operations in the region.

In addition, events of internal instability—including large-scale social protests and civil unrest—in key countries in the region, such as Iran, could intensify volatility and cause further disruptions to supply chains, logistics, and the security of energy routes, with adverse effects on commodity prices, insurance premiums, the availability of critical services, and access to financing.

Such conflicts and tensions in the Middle East have created and could lead to further disruptions in markets, including significant volatility in commodities, credit availability, and markets in general. Due to the uncertainties inherent in the scale and duration of these events, and their direct and indirect effects, it is not reasonably possible to estimate the impact they could have on our business.

Recent escalations in tensions between Venezuela and the United States could affect us.

Political, economic, and geopolitical developments in Venezuela, including changes in sanctions and licenses applicable to the hydrocarbon sector, could alter crude oil supply, quality differentials, and trade flows, generating volatility in prices, logistics costs, and insurance costs.

The capture and detention of President Nicolás Maduro led to a period of acute political and institutional uncertainty in Venezuela, with immediate effects on administrative continuity, the applicable regulatory framework, exchange rate and control policies, and the fulfillment of contracts and concessions, particularly in strategic sectors such as hydrocarbons, energy, and infrastructure. According to international press reports, the situation continues to evolve and the scope of its regulatory and operational effects remains uncertain.

On the other hand, a substantial improvement in political, regulatory, or market conditions that facilitates the reconstruction and expansion of Venezuela’s oil industry could lead to a material increase in the global supply of crude oil and derivatives in the medium or long term, putting downward pressure on international prices. A scenario of operational normalization, lifting or relaxation of trade and capital access restrictions, and/or new investment in exploration and production in Venezuela could accelerate the recovery of exportable volumes from that country. The magnitude, scope, and timing of any recovery in Venezuela’s oil supply are uncertain and beyond our control, so we cannot guarantee that the market will absorb an eventual increase in supply without impacts on the industry or on our operating and financial results.

These changes could adversely affect our markets, prices, margins, and access to counterparties and services, with impacts that we cannot predict or control. Additionally, regulatory and macroeconomic uncertainty in Venezuela, as well as potential regional tensions, could increase the volatility of crude oil prices, increase risk premiums, financing costs, and compliance burdens, which could materially and adversely affect our operations, results, and financial condition.

Global developments could adversely affect the Mexican economy, our business, financial conditions, results of operations and the market price of our securities.

The global economy has recently experienced a period of volatility and has been adversely affected by a global rise in inflation, loss of confidence in the financial sector, disruptions in credit markets, the outbreak of armed conflicts, reduced business activity and the erosion of consumer confidence. Rising inflationary pressures in the aftermath of the COVID- 19, and the loose monetary policy adopted by certain countries as a result, crisis have set the tone for the US Federal Reserve and central banks around the world to tighten monetary policy at an accelerated pace.

The Mexican economy and the market value of securities issued by Mexican issuers or their subsidiaries (including issuances permitted under foreign laws) may be affected, to varying degrees, by economic and market conditions in the United States and other countries. Economic conditions in Mexico and Argentina are highly correlated with economic conditions in the United States and other countries, and there are geopolitical and economic events in the United States, as well as a number of economic activities among various countries globally.

Although economic conditions in other countries differ significantly from those in Mexico and Argentina, investors’ reactions to unfavorable developments in other countries may have a negative effect on the market value of a Mexican issuer’s securities and placements of securities under the laws of other countries. For example, due to the geopolitical situation, generated by the conflicts between Russia and Ukraine and conflicts in the Middle East and potential conflicts in other regions such as Venezuela, Taiwan, or the Arctic region, significant increases in the prices of raw materials, including energy products, have been recorded recently, resulting in increases inflation rates worldwide. In addition, significant market volatility ensued the recent announcement that the United States would impose sweeping tariffs on imports. In addition, following the recent announcement by the United States of the imposition of generalized tariffs on imports, there was significant volatility in the market.

In addition, current increases by the U.S. Federal Reserve in the target range for the U.S. federal funds rate may adversely affect the Mexican economy or the value of securities issued by Mexican companies, including as a result of any precipitous withdrawal of investments in emerging markets, depreciations and increased volatility in the value of its currency and higher interest rates with respect to financings. Consequently, financing denominated in Pesos or other foreign currencies may increase costs for Mexican debtors, affecting their financial condition and results of operations.

Continued or worsening distortion and volatility in the global economy and financial markets could adversely affect us, including our ability to raise capital and liquidity on favorable terms or at all. The absence of sources of financing through the capital markets or an excessive increase in the cost of such financing could have the effect of increasing our cost of capital and force us to increase operating fees. Any such increase in the cost of financing could have a material adverse effect on our margins. In addition, our financial results are exposed to market risks, including interest rate and foreign exchange rate fluctuations, which could have a material adverse effect on our financial condition, results of operations and stock price.

SELECTED FINANCIAL INFORMATION

Pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024

	Year ended December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Ref.	Year ended December 31, 2024 Pro forma
Revenue from contracts with customers	1,647,768	908,940	367,429	a)	2,924,137
Cost of sales:
Operating costs	(116,526)	(56,441)	(28,072)	b)	(201,039)
Crude oil stock fluctuation	1,720	(5)	7,565	c)	9,280
Royalties and others	(243,950)	(104,670)	(44,653)	d)	(393,273)
Depreciation, depletion and amortization	(437,699)	(310,654)	(137,343)	e)	(885,696)
Other non-cash costs related to the transfer of conventional assets	(33,570)	—	—		(33,570)

Gross profit	817,743	437,170	164,926		1,419,839

Selling expenses	(140,334)	(50,693)	(24,709)	f)	(215,736)
General and administrative expenses	(108,954)	(28,906)	(1,232)	g)	(139,092)
Exploration expenses	(138)	—	—		(138)
Other operating income	54,127	492,998	—		547,125
Other operating expenses	(1,261)	—	—		(1,261)
Reversal of impairment of long-lived assets	4,207	—	—		4,207

Operating profit	625,390	850,569	138,985	i)	1,614,944

Interest income	4,535	—	7,139		11,674
Interest expense	(62,499)	(25,217)	(50,634)		(138,350)
Other financial income (expense)	23,401	(58,551)	(12,100)		(47,250)

Financial income (expense), net	(34,563)	(83,768)	(55,595)	j)	(173,926)

Profit before income tax	590,827	766,801	83,390		1,441,018

Current income tax (expense)	(426,288)	(130,490)	(8,076)		(564,854)
Deferred income tax benefit	312,982	240,421	(21,111)		532,292

Income tax (expense)	(113,306)	109,931	(29,187)	k)	(32,562)

Profit for the year, net (1)	477,521	876,732	54,203	l)	1,408,456

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent years
- (Loss) from actuarial remediation related to employee benefits	(10,200)	—	—		(10,200)
- Deferred income tax benefit	3,570	—	—		3,570

Other comprehensive income for the year	(6,630)	—	—		(6,630)

Total comprehensive profit for the year (1)	470,891	876,732	54,203		1,401,826

	Year ended December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Year ended December 31, 2024 Pro forma
Profit for the year, net attributable to:
Owners of the Company	477,521	876,732	40,473	1,394,726
Non-controlling interests (2)	—	—	13,730	13,730

	477,521	876,732	54,203	1,408,456

	Year ended December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Year ended December 31, 2024 Pro forma
Total comprehensive profit for the year attributable to:
Owners of the Company	470,891	876,732	40,473	1,388,096
Non-controlling interests (2)	—	—	13,730	13,730

	470,891	876,732	54,203	1,401,826

(1)

The pro forma adjustments for the Transaction include: (i) (46,200) of interest expenses, offset by (ii) 16,170 of deferred income tax; both related to an increase in financial debt to finance the Transaction.

(2)

For the year ended December 31, 2024, it includes: (i) 22,655 of operating profit (of which 22,387 corresponds to depreciation, depletion and amortization expense); (ii) (1,531) of other financial income (expense); and (iii) (7,394) of income tax expense.

Pro forma Adjusted EBITDA Reconciliation for the year ended December 31, 2024

	Year ended December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Year ended December 31, 2024 Pro forma
Operating profit	625,390	850,569	138,985	1,614,944
Depreciation, depletion and amortization	437,699	310,654	137,343	885,696
Other non-cash costs related to the transfer of conventional assets	33,570	—	—	33,570
Reversal of impairment of long-lived assets	(4,207)	—	—	(4,207)
Gain from Business Combination	—	(490,530)	—	(490,530)

Adjusted EBITDA	1,092,452	670,693	276,328	2,039,473

Non-controlling interests	—	—	(45,042)	(45,042)

Adjusted EBITDA attributable to owners of the Company	1,092,452	670,693	231,286	1,994,431

Pro forma consolidated statement of profit or loss and other comprehensive income for the nine-month period ended September 30, 2025

	Period from January 1, through September 30, 2025	Pro forma adjustments Petronas Acquisition (1)	Pro forma adjustments Transaction	Ref.		Period from January 1, through September 30, 2025 Pro forma
Revenue from contracts with customers	1,755,133	216,235	349,034	a)		2,320,402
Cost of sales:
Operating costs	(136,140)	(17,360)	(27,771)	b	)	(181,271)
Crude oil stock fluctuation	4,241	(112)	(4,173)	c	)	(44)
Royalties and others	(251,068)	(22,716)	(38,929)	d	)	(312,713)
Depreciation, depletion and amortization	(513,808)	(81,959)	(102,020)	e	)	(697,787)
Other non-cash costs related to the transfer of conventional assets	(24,018)	—	—			(24,018)

Gross profit	834,340	94,088	176,141			1,104,569

Selling expenses	(136,289)	(12,572)	(26,216)	f)		(175,077)
General and administrative expenses	(95,090)	(7,201)	(14,470)	g)		(116,761)
Exploration expenses	(488)	—	—			(488)
Other operating income	504,284	(609)	—			503,675
Other operating expenses	(30,434)	—	(10,196)	h)		(40,630)
Impairment of long-lived assets	(38,252)	—	—			(38,252)

Operating profit	1,038,071	73,706	125,259	i)		1,237,036

Income (loss) from investments in associates	(3,746)	—	—			(3,746)
Interest income	8,933	—	17,632			26,565
Interest expense	(113,260)	(12,147)	(36,815)			(162,222)
Other financial income (expense)	(63,721)	34,752	(15,189)			(44,158)

Financial income (expense), net	(168,048)	22,605	(34,372)	j)		(179,815)

Profit before income tax	866,277	96,311	90,887			1,053,475

Current income tax (expense)	(149,727)	(25,755)	(54,551)			(230,033)
Deferred income tax benefit	(83,182)	—	22,739			(60,443)

Income tax (expense)	(232,909)	(25,755)	(31,812)	k)		(290,476)

Profit for the period, net (2)	633,368	70,556	59,075	l)		762,999

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent years
- (Loss) from actuarial remediation related to employee benefits	(1,901)	—	—			(1,901)
- Deferred income tax benefit	665	—	—			665

Other comprehensive income for the period	(1,236)	—	—			(1,236)

Total comprehensive profit for the period (2)	632,132	70,556	59,075			761,763

	Period from January 1, through September 30, 2025	Pro forma adjustments Petronas Acquisition (1)	Pro forma adjustments Transaction	Period from January 1, through September 30, 2025 Pro forma
Profit for the period, net attributable to:
Owners of the Company	633,368	70,556	45,775	749,699
Non-controlling interests (3)	—	—	13,300	13,300

	633,368	70,556	59,075	762,999

Total comprehensive profit for the period attributable to:
Owners of the Company	632,132	70,556	45,775	748,463
Non-controlling interests (3)	—	—	13,300	13,300

	632,132	70,556	59,075	761,763

(1)	For the three-month period ended March 31, 2025.
(2)

The Pro Forma Adjustments for the Transaction include: (i) (34,650) of interest expenses, offset by (ii) 12,128 of deferred income tax; both related to an increase in financial debt to finance the Transaction.

(3)

For the nine-month period ended September 30, 2025, it includes: (i) 20,417 of operating profit (of which 16,629 corresponds to depreciation, depletion and amortization expense); (ii) 45 of other financial income (expense); and (iii) (7,162) of income tax expense.

Pro forma Adjusted EBITDA Reconciliation for the nine-month period ended September 30, 2025

	Period from January 1, through September 30, 2025	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Period from January 1, through September 30, 2025 Pro forma
Operating profit	1,038,071	73,706	125,259	1,237,036
Depreciation, depletion and amortization	513,808	81,959	102,020	697,787
Other non-cash costs related to the transfer of conventional assets	24,018	—	—	24,018
Impairment of long-lived assets	38,252	—	—	38,252
Gain from Business Combination	(490,530)	—	—	(490,530)
Restructuring expenses	28,721	—	—	28,721

Adjusted EBITDA	1,152,340	155,665	227,279	1,535,284

Non-controlling interests	—	—	(37,046)	(37,046)

Adjusted EBITDA attributable to owners of the Company	1,152,340	155,665	190,233	1,498,238

Pro forma consolidated statement of financial position as of December 31, 2024

	As of December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Ref.	As of December 31, 2024 Pro forma
Assets
Noncurrent assets
Property, plant and equipment	2,805,983	1,970,299	887,554	m)	5,663,836
Goodwill	22,576	—	—		22,576
Other intangible assets	15,443	—	—		15,443
Right-of-use assets	105,333	499	—		105,832

	As of December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Ref.	As of December 31, 2024 Pro forma
Biological assets	10,027	—	—		10,027
Investments in associates	11,906	—	—		11,906
Trade and other receivables	205,268	134,577	33,713	n)	373,558
Deferred income tax assets	3,565	—	—		3,565

Total noncurrent assets	3,180,101	2,105,375	921,267		6,206,743

Current assets
Inventories	6,469	1,563	11,916	o)	19,948
Trade and other receivables	281,495	195,320	117,095	n)	593,910
Cash, bank balances and other short-term investments	764,307	(571,612)	228,487	p)	421,182

Total current assets	1,052,271	(374,729)	357,498		1,035,040

Total assets	4,232,372	1,730,646	1,278,765		7,241,783

Equity and liabilities
Equity
Capital stock	398,064	299,687	325,000	q)	1,022,751
Other equity instruments	32,144	—	—		32,144
Legal reserve	8,233	—	—		8,233
Share-based payments	45,628	—	—		45,628
Share repurchase reserve	129,324	—	—		129,324
Other accumulated comprehensive income (losses)	(11,057)	—	—		(11,057)
Accumulated profit (losses)	1,018,877	490,530	—		1,509,407

Equity attributable to owners of the Company	1,621,213	790,217	325,000		2,736,430

Non-controlling interests	—	—	132,639		132,639

Total equity	1,621,213	790,217	457,639		2,869,069

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	64,398	151,691	13,072	r)	229,161
Lease liabilities	37,638	—	—		37,638
Provisions	33,058	11,445	21,709	s)	66,212
Borrowings	1,402,343	300,000	600,000	t)	2,302,343
Employee benefits	15,968	—	—		15,968
Trade and other payables	—	207,067	152,901	u)	359,968

Total noncurrent liabilities	1,553,405	670,203	787,682		3,011,290

Current liabilities
Provisions	3,910	12,051	—		15,961
Lease liabilities	58,022	594	—		58,616
Borrowings	46,224	(4,890)	—		41,334
Salaries and payroll taxes	32,656	970	—		33,626
Income tax liability	382,041	99,023	28,293	v)	509,357
Other taxes and royalties	47,715	14,212	—		61,927
Trade and other payables	487,186	148,266	5,151	u)	640,603

Total current liabilities	1,057,754	270,226	33,444		1,361,424

Total liabilities	2,611,159	940,429	821,126		4,372,714

Total equity and liabilities	4,232,372	1,730,646	1,278,765		7,241,783

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION

This section explains the results of the Transaction and pro forma financial position including Equinor Argentina S.A.U. at 100% ownership, given that, following the corporate restructuring included in this disclosure document, Vista will have control and a majority stake in said company. The results are compared with the balance prior to the Transaction, giving effect to the acquisition of PEPASA (the “Petronas Acquisition”) on a pro forma basis.

i) Results of operations

(a)	Revenue from sales to clients

During the nine-month pro forma period ended September 30, 2025, revenue from sales to customers would have amounted to US$2,320.4 million, representing an increase of US$349.0 million, or 18%, compared to the balance prior to the Transaction. The increase is a result of the incorporation of the results generated by the acquired company, driven by oil and gas production in Bandurria Sur.

During the pro forma year ended December 31,2025, revenues from sales to clients would have amounted to US$2,924.1 million, representing an increase of US$367.4 million, equivalent to 14%, compared to the balance prior to the Transaction. The increase is a result of the incorporation of the results generated by the acquired company, driven by oil and gas production in Bandurria Sur.

(b)	Operating costs

During the nine-month pro forma period ended September 30, 2025, operating costs would have amounted to US$181.3 million, representing an increase of US$27.8 million, or 18%, compared to the balance prior to the Transaction, as a result of the incorporation of the results generated by the acquired company.

During the pro forma year ended December 31, 2024, operating costs would have amounted to US$201.0 million, representing an increase of US$28.1 million, equivalent to 16%, compared to the balance prior to the Transaction, as a result of the incorporation of the results generated by the acquired company.

(c)	Fluctuation in crude oil inventory

The charge for crude oil inventory fluctuation during the nine-month pro forma period ended September 30, 2025, would have been a loss of US$0.04 million, representing a loss of US$4.17 million compared to the balance prior to the Transaction. The difference is due to the incorporation of the results generated by the acquired company.

The charge for crude oil inventory fluctuation during the pro forma year ended December 31, 2024, would have been a gain of US$9.3 million, representing a gain of US$7.6 million compared to the balance before the Transaction. The decrease is due to the incorporation of the results generated by the acquired company.

(d)	Royalties and other

During the nine-month pro forma period ended September 30, 2025, royalties and other would have amounted to US$312.7 million, representing an increase of US$38.9 million, or 14%, compared to the balance prior to the Transaction. This variation is a consequence of the increase in revenues from sales to clients, as a result of the incorporation of the results generated by the acquired company.

During the pro forma year ended December 31, 2024, royalties and other items would have amounted to US$393.3 million, representing an increase of US$44.7 million, or 13%, compared to the balance prior to the Transaction. This variation is a consequence of the increase in revenues from sales to clients, as a result of the incorporation of the results generated by the acquired company.

(e)	Depreciation, depletion and amortization

During the nine-month pro forma period ended September 30, 2025, depreciation, depletion, and amortization would have amounted to US$697.8 million, representing an increase of US$102.0 million, or 17%, compared to the balance prior to the Transaction. This increase is a consequence of the incorporation of the results generated by the acquired company.

During the pro forma year ended December 31, 2024, depreciation, depletion, and amortization would have amounted to US$885.7 million, representing an increase of US$137.3 million, or 18%, compared to the balance prior to the Transaction. This increase is a consequence of the incorporation of the results generated by the acquired company.

(f)	Cost of sales

During the nine-month pro forma period ended September 30, 2025, marketing expenses would have amounted to US$175.1 million, representing an increase of US$26.2 million, or 18%, compared to the balance prior to the Transaction. This variation is a consequence of the increase in revenue from sales to clients, resulting from the incorporation of the results generated by the acquired company.

During the pro forma year ended December 31, 2024, marketing expenses would have amounted to US$215.7 million, representing an increase of US$24.7 million, or 13%, compared to the balance before the Transaction. This variation is a consequence of the increase in revenue from sales to clients, resulting from the incorporation of the results generated by the acquired company.

(g)	Administration costs

During the nine-month pro forma period ended September 30, 2025, general and administrative expenses would have amounted to US$116.8 million, representing an increase of US$14.5 million, or 14%, compared to the balance prior to the Transaction. This increase is a consequence of the incorporation of the results generated by the acquired company.

During the pro forma year ended December 31, 2024, general and administrative expenses would have amounted to US$139.1 million, representing an increase of US$1.2 million, or 1%, compared to the balance prior to the Transaction. This increase is a consequence of the incorporation of the results generated by the acquired company.

(h)	Other operating expenses

Considering the effects of the Transaction, other operating expenses recorded during the nine-month pro forma period ended September 30, 2025, would have amounted to US$40.6 million, representing an increase of US$10.2 million, or 34%, compared to the balance prior to the Transaction.

There were no changes in other operating expenses during the pro forma year ended December 31, 2024, considering the effects of the Transaction.

(i)	Operating income

During the nine-month pro forma period ended September 30, 2025, operating income would have amounted to US$1,237.0 million, representing an increase of US$125.3 million, or 11%, compared to the balance prior to the Transaction. This variation is a consequence of the increase in sales revenue to clients, partially offset by the increase in costs and expenses due to the incorporation of the results generated by the acquired company.

During the pro forma year ended December 31, 2024, operating income would have amounted to US$1,614.9 million, representing an increase of US$139.0 million, or 9%, compared to the balance before the Transaction. This variation is a result of the increase in revenue from sales to clients, partially offset by the increase in costs and expenses due to the incorporation of the results generated by the acquired company.

(j)	Financial results, net

During the nine-month pro forma period ended September 30, 2025, net financial results would have amounted to a loss of US$179.8 million, representing an additional loss of US$34.4 million, equivalent to 24%, compared to the balance prior to the Transaction. The increase is mainly due to the incorporation of the results generated by the acquired company, as well as the accrual of interest on the financial debts incurred as a result of the Transaction.

During the pro forma year ended December 31, 2024, net financial results would have amounted to a loss of US$173.9 million, representing an additional loss of US$55.6 million, equivalent to 47%, compared to the balance prior to the Transaction. The increase is mainly due to the incorporation of the results generated by the acquired company, as well as the accrual of interest on financial debts incurred as a result of the Transaction,

(k)	Income tax

When incorporating the effects related to the Transaction, the amount related to income taxes for the nine-month pro forma period ended September 30, 2025, would have increased to US$290.5 million, representing an increase of US$31.8 million compared to the balance prior to the Transaction.

When incorporating the effects related to the Transaction, the amount related to income taxes for the pro forma year ended December 31, 2024, would have increased to US$32.6 million, representing an increase of US$29.2 million compared to the balance before the Transaction.

(l)	Profit for the year, net

When incorporating the effects related to the Transaction, net income for the pro forma nine months ended September 30, 2025, would have amounted to US$763.0 million, representing an increase of US$59.1 million, or 8%, compared to the balance prior to the Transaction.

When incorporating the effects related to the Transaction, net income for the pro forma year ended December 31, 2024, would have amounted to US$1,408.5 million, representing an increase of US$54.2 million, equivalent to 4%, compared to the balance prior to the Transaction.

ii) Financial position, liquidity and capital resources

(m)	Property, plant and equipment

As a result of the Transaction, property, plant and equipment recorded as of December 31,2024 pro forma, would have increased by US$887.6 million, equivalent to 19% compared to the balance prior to the Transaction as the result of the incorporation of the assets subject to the Transaction.

(n)	Accounts receivable and other receivables

Non-current and current accounts receivable and other accounts receivable, recorded as of December 31, 2024 pro forma, would have increased by US$33.7 million and US$117.1 million, equivalent to 10% and 25%, respectively, compared to the balance prior to the Transaction.

(o)	Inventories

As a result of the Transaction, the inventory recorded as of December 31, 2024 proforma, would have increased by US$ 11.9million, of the 148% with respect to the balance prior to the Transaction. This increase is the result of the incorporation of the assets subject to the Transaction.

(p)	Cash, banks and current investments

As a result of the Transaction, as of December 31, 2024 pro forma, the Company would have increased the balance of cash, banks and current investments by US$ 228.5 million; which would represent a variation of 119%, mainly due to increased financing for the Transaction and partially offset by the consideration that would have been paid for the acquisition of the company.

(q)	Capital stock

As a result of the Transaction, as of December 31, 2024 pro forma, the Company would have increased its capital stock by US$ 325.0 million, representing an increase of 47%.

(r)	Deferred tax liabilities

As a result of the Transaction, the deferred tax liability recorded as of December 31, 2024, would have increased by US$13.1, representing a 6% variation compared to the balance before the Transaction.

(s)	Provisions

As a result of the Transaction, the non-current provisions recorded as of December 31, 2024, would have increased by US$21.7 million, representing a 49% variation with respect to the balance before the Transaction.

(t)	Borrowings

Non-current borrowings, recorded as of December 31, 2024 pro forma, would have increased to US$600 million, equivalent to 35%, in relation to the balance prior to the Transaction. These variation is generated as a consequence of the increased borrowing for the Transaction.

(u)	Trade and other payables

Trade and other non-current and current accounts payable, recorded as of December 31, 2024 pro forma, would have increased by US$152.9 million and US$5.2 million, equivalent to 74% and 1%, respectively, in relation to the balance prior to the Transaction.

(v)	Income tax liability

The income tax expense recorded as of December 31, 2024 on a pro forma basis would have amounted to US$28.3 million, equivalent to 6%, in relation to the balance prior to the Transaction.

OTHER FINANCIAL INFORMATION

RELEVANT AGREEMENTS

SHARE PURCHASE AGREEMENT

The following summary provides an overview of the key terms of the Share Purchase Agreement, highlighting the parties involved, the subject matter of the sale and purchase, the price and form of payment, representations and warranties, indemnities, and jurisdiction and applicable law, but is not and is not intended to be an exhaustive summary thereof.

Parties to the Agreement

The Share Purchase Agreement involves the following parties:

Seller:

•	Equinor Argentina A.S.

Purchasers:

•	Vista Energy, S.A.B. de C.V., and

•	Vista Energy Argentina S.A.U.

Goods Subject of the Sale and Purchase

The purpose of the sale and purchase is the entire issued share capital of Equinor Argentina S.A.U., a company that owns rights and interests in non-conventional hydrocarbon exploitation concessions Bandurria Sur. Specific details of the company and its assets are contained in the Share Purchase Agreement itself.

Price and Payment

The Equinor Argentina Purchase Price for the acquisition of the Equinor S.A.U. Argentina Shares, including tax gross-ups is comprised of:

(i)

An amount payable in cash at closing, subject to the working capital, cash, and indebtedness adjustment mechanism on the Effective Date; and shareholder contributions and leakage between the Effective Date and the Closing Date for contributions and certain restricted payments that may have occurred between the Locked Box Date and the Closing Date;

(ii)	A consideration in ADS paid to the Seller on the Closing Date and subject to sale restrictions and/or other similar forms of disposition (lock-up) that will expire six months from the Closing Date;

(iii)

A deferred payment scheme, which will be calculated as follows: (a) price per barrel equal to the average price of Brent for the preceding year minus US$65 per barrel, with a floor of US$0 per barrel when Brent is equal to or less than 65, and a cap of US$15 per barrel when Brent is equal to or greater than 80, multiplied by (b) the annual production of Bandurria Sur to the Company’s interest. The Contingent Price will be calculated annually and payable on each of the first five anniversaries of the Closing Date. The Contingent Price is not subject to interest.

The Buyer shall assume the capital gains tax and any other applicable taxes and shall make the corresponding gross-up full payment, so that the Seller receives the Equinor Argentina Purchase Price net of taxes.

Other Relevant terms

The Share Purchase Agreement establishes, among other things, as an essential condition precedent for the parties to be obligated to complete the Share Acquisition, that YPF and Shell Argentina do not exercise their right of first refusal, or that they expressly waive such right, pursuant to the provisions of the Bandurria Sur JOA.

To this end, the Seller is obliged to formally notify YPF and Shell Argentina, including in such notification the details of the cash value assignment corresponding to Equinor Argentina S.A.U.’s 30% working interest in Bandurria Sur, pursuant to the terms of the Share Purchase Agreement.

As of the date of this disclosure, YPF has waived its ROFR in Bandurria Sur, subject to Shell Argentina’s waiver or non-exercise of its ROFR.

Representations

The representations included in the Share Purchase Agreement are customary for this type of transactions, including representations regarding the due incorporation and legal capacity to enter into said agreement of each of the parties, the due incorporation and good standing of Equinor Argentina S.A.U under the laws of Argentina and of its principal assets, validity of the concession, regulatory compliance, financial statements, litigation, taxes, and material contracts.

Indemnities

Vista, as purchaser, agrees to assume, be responsible for and indemnify the seller’s indemnified parties against any and all liabilities related to the operation of the business and its ownership interests, including, without limitation, all environmental and decommissioning liabilities, regardless of how such liabilities arose.

Jurisdiction and Applicable Law

The Share Purchase Agreement and any dispute or claim arising out of or in connection with the Share Purchase Agreement shall be governed by and construed in accordance with the laws of New York. All disputes shall be settled by arbitration in New York in accordance with the Arbitration Rules of the ICC. The arbitration shall be conducted in English and the award shall be final and binding on the parties.

For more information regarding the main terms and conditions of the Share Purchase Agreement, please see the “TRANSACTION INFORMATION - Detailed Description of the Transaction” section of this disclosure document.

ASSET PURCHASE AGREEMENT

The following summary provides an overview of the key terms of the Asset Purchase Agreement, highlighting the parties involved, the subject matter of the sale and purchase, the price and form of payment, and jurisdiction and applicable law, but is not and is not intended to be an exhaustive summary thereof.

Parties to the Agreement

The Asset Purchase Agreement involves the following parties:

Seller:

•	Equinor Argentina B.V. Sucursal Argentina

Purchasers:

•	Vista Energy, S.A.B. de C.V., and

•	Vista Energy Argentina S.A.U.

Assets Subject to Sale and Purchase

The purpose of the sale is the 50% non-operating working interest in the Bajo del Toro (including the Bajo del Toro Norte unconventional hydrocarbons exploration concession and in the Bajo del Toro exploration permit ) in exchange for the payment by the Purchasers to the Seller of the purchase price. The specific details of the company and its assets are set out in the Asset Purchase Agreement itself.

Price and Payment

The total purchase price The Purchase Price for Bajo del Toro for the acquisition of 50% of Bajo del Toro consists of:

(i)

An amount payable in cash at closing, subject to the working capital, cash, and indebtedness adjustment mechanism on the Effective Date; and shareholder contributions and leakage between the Effective Date and the Closing Date for contributions and certain restricted payments that may have occurred between the Locked Box Date and the Closing Date;

(ii)	A consideration in ADS paid to the Seller on the Closing Date and subject to sale restrictions and/or other similar forms of disposition (lock-up) that will expire six months from the Closing Date;

(iii)

A deferred payment scheme, which will be calculated as follows: (a) price per barrel equal to the average price of Brent for the preceding year minus US$65 per barrel, with a floor of US$0 per barrel when Brent is equal to or less than 65, and a cap of US$15 per barrel when Brent is equal to or greater than 80, multiplied by (b) the annual production of Bajo del Toro to the Company’s interest. The Contingent Price will be calculated annually and payable on each of the first five anniversaries of the Closing Date. The Contingent Price is not subject to interest.

Other relevant terms

The Asset Purchase Agreement establishes, as an essential condition precedent for the parties to be obligated to complete the Asset Acquisition, that YPF does not exercise its right of first refusal, or expressly waives such right, under the Bajo del Toro JOA.

As of the date of this disclosure document, YPF has waived its ROFR in Bajo del Toro.

Representations

The representations included in the Asset Purchase Agreement are customary for this type of transactions, including representations regarding the due incorporation and legal capacity to enter into said agreement of each of the parties, the due incorporation and good standing of each party to enter into such agreement, validity of the concession, regulatory compliance, financial statements, litigation, taxes, and material contracts.

The Purchaser also makes customary representations and warranties, including the availability of funds and representations and warranties relating to Vista ADSs.

Indemnities

Vista, as purchaser, agrees to assume, be responsible for and indemnify the seller’s indemnified parties against any and all liabilities related to the operation of the business and its ownership interests, including, without limitation, all environmental and decommissioning liabilities, regardless of how such liabilities arose.

Jurisdiction and Applicable Law

The Share Purchase Agreement and any dispute or claim arising out of or in connection with the Share Purchase Agreement shall be governed by and construed in accordance with the laws of New York. All disputes shall be settled by arbitration in New York in accordance with the Arbitration Rules of the ICC. The arbitration shall be conducted in English and the award shall be final and binding on the parties.

For more information regarding the main terms and conditions of the Share Purchase Agreement, please see the “TRANSACTION INFORMATION - Detailed Description of the Transaction” section of this disclosure document.

RESPONSIBLE PARTIES

“We, the undersigned, declare under oath that, within the scope of our respective functions, we have prepared the information regarding the issuer contained in this disclosure document, which, to the best of our knowledge and belief, reasonably reflects its situation. We also state that we are not aware of any material information that has been omitted or misrepresented in this disclosure document or that this disclosure document contains information that could mislead investors.”

/s/ Miguel Galuccio

Miguel Galuccio

Chief Executive Officer

/s/ Pablo Vera Pinto

Pablo Vera Pinto

Chief Financial Officer

/s/ Javier Rodríguez Galli

Javier Rodríguez Galli

General Counsel

EXHIBITS

1. PRO FORMA FINANCIAL STATEMENTS AND REPORT OF THE INDEPENDENT PUBLIC ACCOUNTANT ON THE COMPILATION OF THE PRO FORMA FINANCIAL INFORMATION TO BE INCLUDED IN THE DISCLOSURE DOCUMENT

1. PRO FORMA FINANCIAL STATEMENTS AND REPORT OF THE INDEPENDENT PUBLIC ACCOUNTANT ON THE COMPILATION OF THE PRO FORMA FINANCIAL INFORMATION TO BE INCLUDED IN THE DISCLOSURE DOCUMENT.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated financial statements as of December 31, 2024,

for the year ended December 31, 2024, and for the nine-month period ended September 30, 2025

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated financial statements as of December 31, 2024, for the year ended December 31, 2024, and for the nine-month period ended September 30, 2025

•	Independent public accountant´s report on the compilation of pro forma financial information to be included in the disclosure document

•	Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024, and for the nine-month period ended September 30, 2025

•	Unaudited pro forma consolidated statement of financial position as of December 31, 2024

•	Notes to the unaudited pro forma consolidated financial statements as of December 31, 2024, for the year ended December 31, 2024 and for the nine-month period ended September 30, 2025

2

Av. Ejército Nacional 843-B Antara Polanco 11520 Mexico	Tel: +55 5283 1300 Fax: +55 5283 1392 ey.com/mx

REPORT OF THE INDEPENDENT PUBLIC ACCOUNTANT

ON THE COMPILATION OF THE PROFORMA FINANCIAL INFORMATION

TO BE INCLUDED IN THE DISCLOSURE DOCUMENT

To the Shareholders of

Vista Energy, S.A.B. de C.V.

We have concluded our assurance commitment to report on the compilation of Vista Energy, S.A.B. de C.V.’s (the “Company” or “Vista”) prepared by its management. Pro forma financial information includes unaudited pro forma consolidated statements of financial position as of December 31, 2024; the unaudited pro forma consolidated income statements and other comprehensive results for the year ended December 31, 2024 and for the nine-month period ended as of September 30, 2025, as well as the corresponding notes to be presented in the Disclosure Document.

It is related to the following transactions:

1)

On April 15, 2025, the Company, through its subsidiary Vista Energy Argentina S.A.U. (“Vista Argentina”), acquired the 100% of the capital stock of PEPASA, which holds a 50% working interest in La Amarga Chica unconventional concession (“LACh”), located in the Province of Neuquén, Argentina, from Petronas Carigali Canada B.V. and Petronas Carigali International E&P B.V. (the “Petronas Acquisition”). The remaining 50% of LACh is held by YPF S.A. (“YPF”), which is the operator of the concession.

2)

The Company, through its subsidiary Vista Argentina, carries out the following transactions, (i) the acquisition of 100% of the capital stock of Equinor, including, indirectly, the 30% working interest in the unconventional hydrocarbon exploitation concession Bandurria Sur, located in the Vaca Muerta formation (“Share Acquisition”); (ii) the acquisition of the 50% non-operating working interest in the unconventional hydrocarbon exploitation concession in the Bajo del Toro block (including Bajo del Toro Norte and the unconventional exploration permit Bajo del Toro), located in the Vaca Muerta formation, Province of Neuquén (“Asset Acquisition”); (iii) the assignment to YPF of 16.3% of the capital stock of Equinor, under the same terms and conditions agreed upon in the Share Acquisition; (iv) the assignment to YPF of 15% of the working interest in Bajo del Toro, under the same terms and conditions agreed upon in the Asset Acquisition.

3

The applicable criteria on the basis of which the Company has compiled the proforma financial information are specified in the General Provisions Applicable to Issuers of Securities and other Participants in the Securities Market (the “Single Issuer Circular”), and are described in the notes to the proforma financial information to be included in the Disclosure Document.

The pro forma adjustments have been made as if the Transactions had taken place: (i) on December 31, 2024 for the purpose of the unaudited pro forma consolidated financial statements as of December 31, 2024; and (ii) on January 1, 2024 and 2025 for the purpose of the unaudited consolidated statement of profit or loss and the comprehensive income for the year ended December 31, 2024 and for the nine-month period ended September 30, 2025, respectively.

Liability of the Administration for Pro Forma Financial Information

Vista Energy, S.A.B. de C.V.’s management is responsible for compiling the pro forma financial information in accordance with the criteria set forth in the Circular Única de Emisoras.

Our Independence Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants along with the ethics requirements that are applicable to our audit of financial statements in Mexico by the “Code of Professional Ethics of the Mexican Institute of Public Accountants” (“IMCP Code of Ethics”), which are based on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

We apply the International Quality Management Standard for Audit Firms Conducting Audits or Reviews of Financial Statements, or Other Assurance engagements or related services and, accordingly, maintain a comprehensive quality control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

Independent Certified Public Accountant Liability

Our responsibility is to express an opinion based on our assurance work, as required by the Circular Única de Emisoras, on whether the proforma financial information has been reasonably collected and in all material respects, by the management of Vista Energy, S.A.B. de C.V. in accordance with the criteria set forth in the Circular Única de Emisoras.

4

Scope of the review

We have carried out our assurance work in accordance with International Standard on Assurance Commitments (ISAE) 3420, “Assurance Undertakings to Report on the Compilation of Proforma Financial Information Included in a Prospectus”, issued by the International Auditing and Assurance Standards Board. This standard requires us to comply with ethical principles, plan and execute procedures to obtain reasonable assurance as to whether Vista Energy, S.A.B. de C.V. has collected, in all material respects, the pro-forma financial information in accordance with the criteria set forth in the Circular Única de Emisoras.

For purposes of this commitment, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used to compile the proforma financial information, nor have we conducted, in the course of this commitment, an audit or review of the financial information used to compile the proforma financial information.

The purpose of the pro forma financial information to be included in the Disclosure Document is solely to show the impact of a significant event or transaction on the Company’s financial information as if the acquisition described in the Notes to the Financial Statements had occurred or had been carried out on a date selected for the purposes set forth and does not reflect the actual result of the acquisition, if it had happened at the end of that year.

Our assurance work involved performing procedures to assess whether the criteria used by Vista Energy, S.A.B. de C.V.’s management in compiling the proforma financial information provides a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and for obtaining sufficient and adequate evidence as to whether:

•	The related proforma adjustments give appropriate effect to those criteria; and

•	Pro-forma financial information reflects the proper application of those adjustments to unadjusted financial information.

The proceedings were conducted based on our judgment, taking into account the independent public accountant’s understanding of the nature of Vista Energy, S.A.B. de C.V., the event or transaction, with respect to which the pro forma financial information has been collected, and other circumstances relevant to our work.

Our work also involves evaluating the overall presentation of the consolidated pro forma financial information as a whole.

We consider that the evidence we have obtained is sufficient and adequate to provide a basis for our opinion.

5

Opinion

In our opinion, Vista Energy, S.A.B. de C.V.’s proforma financial information has been reasonably compiled in all material respects, in accordance with the requirements of the Circular Única de Emisoras and is consistent with the Company’s accounting policies and based on the assumptions included in the proforma financial statements.

Other Matters

The unaudited pro-forma consolidated financial information included in the pro forma financial statements was prepared based on the information available to the acquiree and on assumptions that Vista Energy, S.A.B. de C.V., management believed to be reasonable as of the date of the acquisition.

Mancera, S.C.

Integrante de Ernst & Young Global Limited

/s/ Arturo Figueroa Carmona
C.P.C. Arturo Figueroa Carmona
Mexico City, Mexico
February 2, 2026

6

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Year ended December 31, 2024 Pro forma
Revenue from contracts with customers	3.1	1,647,768	908,940	367,429	2,924,137
Cost of sales:
Operating costs	3.1	(116,526)	(56,441)	(28,072)	(201,039)
Crude oil stock fluctuation	3.1	1,720	(5)	7,565	9,280
Royalties and others	3.1	(243,950)	(104,670)	(44,653)	(393,273)
Depreciation, depletion and amortization	3.1	(437,699)	(310,654)	(137,343)	(885,696)
Other non-cash costs related to the transfer of conventional assets		(33,570)	—	—	(33,570)

Gross profit		817,743	437,170	164,926	1,419,839

Selling expenses	3.1	(140,334)	(50,693)	(24,709)	(215,736)
General and administrative expenses	3.1	(108,954)	(28,906)	(1,232)	(139,092)
Exploration expenses		(138)	—	—	(138)
Other operating income	3.1	54,127	492,998	—	547,125
Other operating expenses		(1,261)	—	—	(1,261)
Reversal of impairment of long-lived assets		4,207	—	—	4,207

Operating profit		625,390	850,569	138,985	1,614,944

Interest income	3.1	4,535	—	7,139	11,674
Interest expense	3.1	(62,499)	(25,217)	(50,634)	(138,350)
Other financial income (expense)	3.1	23,401	(58,551)	(12,100)	(47,250)

Financial income (expense), net		(34,563)	(83,768)	(55,595)	(173,926)

Profit before income tax		590,827	766,801	83,390	1,441,018

Current income tax (expense)	3.1	(426,288)	(130,490)	(8,076)	(564,854)
Deferred income tax benefit	3.1	312,982	240,421	(21,111)	532,292

Income tax (expense)		(113,306)	109,931	(29,187)	(32,562)

Profit for the year, net (1)		477,521	876,732	54,203	1,408,456

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent years
- (Loss) from actuarial remediation related to employee benefits		(10,200)	—	—	(10,200)
- Deferred income tax benefit		3,570	—	—	3,570

Other comprehensive income for the year		(6,630)	—	—	(6,630)

Total comprehensive profit for the year (1)		470,891	876,732	54,203	1,401,826

3

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Year ended December 31, 2024 Pro forma
Profit for the year, net attributable to:
Owners of the Company	3.1	477,521	876,732	40,473	1,394,726
Non-controlling interests (2)	3.1	—	—	13,730	13,730

		477,521	876,732	54,203	1,408,456

Total comprehensive profit for the year attributable to:
Owners of the Company	3.1	470,891	876,732	40,473	1,388,096
Non-controlling interests (2)	3.1	—	—	13,730	13,730

		470,891	876,732	54,203	1,401,826

(1)

The pro forma adjustments for the Transaction include: (i) (46,200) of interest expenses, offset by (ii) 16,170 of deferred income tax; both related to an increase in financial debt to finance the Transaction.

(2)

For the year ended December 31, 2024, it includes: (i) 22,655 of operating profit (of which 22,387 corresponds to depreciation, depletion and amortization expense); (ii) (1,531) of other financial income (expense); and (iii) (7,394) of income tax expense.

Notes 1 through 3 are an integral part of these unaudited pro forma consolidated financial statements

4

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the nine-month period ended September 30, 2025

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through September 30, 2025	Pro forma adjustments Petronas Acquisition (1)	Pro forma adjustments Transaction	Period from January 1, through September 30, 2025 Pro forma
Revenue from contracts with customers	3.2	1,755,133	216,235	349,034	2,320,402
Cost of sales:
Operating costs	3.2	(136,140)	(17,360)	(27,771)	(181,271)
Crude oil stock fluctuation	3.2	4,241	(112)	(4,173)	(44)
Royalties and others	3.2	(251,068)	(22,716)	(38,929)	(312,713)
Depreciation, depletion and amortization	3.2	(513,808)	(81,959)	(102,020)	(697,787)
Other non-cash costs related to the transfer of conventional assets		(24,018)	—	—	(24,018)

Gross profit		834,340	94,088	176,141	1,104,569

Selling expenses	3.2	(136,289)	(12,572)	(26,216)	(175,077)
General and administrative expenses	3.2	(95,090)	(7,201)	(14,470)	(116,761)
Exploration expenses		(488)	—	—	(488)
Other operating income	3.2	504,284	(609)	—	503,675
Other operating expenses	3.2	(30,434)	—	(10,196)	(40,630)
Impairment of long-lived assets		(38,252)	—	—	(38,252)

Operating profit		1,038,071	73,706	125,259	1,237,036

Income (loss) from investments in associates		(3,746)	—	—	(3,746)
Interest income	3.2	8,933	—	17,632	26,565
Interest expense	3.2	(113,260)	(12,147)	(36,815)	(162,222)
Other financial income (expense)	3.2	(63,721)	34,752	(15,189)	(44,158)

Financial income (expense), net		(168,048)	22,605	(34,372)	(179,815)

Profit before income tax		866,277	96,311	90,887	1,053,475

Current income tax (expense)	3.2	(149,727)	(25,755)	(54,551)	(230,033)
Deferred income tax benefit	3.2	(83,182)	—	22,739	(60,443)

Income tax (expense)		(232,909)	(25,755)	(31,812)	(290,476)

Profit for the period, net (2)		633,368	70,556	59,075	762,999

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent years
- (Loss) from actuarial remediation related to employee benefits		(1,901)	—	—	(1,901)
- Deferred income tax benefit		665	—	—	665

Other comprehensive income for the period		(1,236)	—	—	(1,236)

Total comprehensive profit for the period (2)		632,132	70,556	59,075	761,763

5

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the nine-month period ended September 30, 2025

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through September 30, 2025	Pro forma adjustments Petronas Acquisition (1)	Pro forma adjustments Transaction	Period from January 1, through September 30, 2025 Pro forma
Profit for the period, net attributable to:
Owners of the Company	3.2	633,368	70,556	45,775	749,699
Non-controlling interests (3)	3.2	—	—	13,300	13,300

		633,368	70,556	59,075	762,999

Total comprehensive profit for the period attributable to:
Owners of the Company	3.2	632,132	70,556	45,775	748,463
Non-controlling interests (3)	3.2	—	—	13,300	13,300

		632,132	70,556	59,075	761,763

(1)	For the three-month period ended March 31, 2025.
(2)

The Pro Forma Adjustments for the Transaction include: (i) (34,650) of interest expenses, offset by (ii) 12,128 of deferred income tax; both related to an increase in financial debt to finance the Transaction.

(3)

For the nine-month period ended September 30, 2025, it includes: (i) 20,417 of operating profit (of which 16,629 corresponds to depreciation, depletion and amortization expense); (ii) 45 of other financial income (expense); and (iii) (7,162) of income tax expense.

Notes 1 through 3 are an integral part of these unaudited pro forma consolidated financial statements

6

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated statement of financial position as of December 31, 2024

(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	As of December 31, 2024 Pro forma
Assets
Noncurrent assets
Property, plant and equipment	3.3	2,805,983	1,970,299	887,554	5,663,836
Goodwill		22,576	—	—	22,576
Other intangible assets		15,443	—	—	15,443
Right-of-use assets	3.3	105,333	499	—	105,832
Biological assets		10,027	—	—	10,027
Investments in associates		11,906	—	—	11,906
Trade and other receivables	3.3	205,268	134,577	33,713	373,558
Deferred income tax assets		3,565	—	—	3,565

Total noncurrent assets		3,180,101	2,105,375	921,267	6,206,743

Current assets
Inventories	3.3	6,469	1,563	11,916	19,948
Trade and other receivables	3.3	281,495	195,320	117,095	593,910
Cash, bank balances and other short-term investments	3.3	764,307	(571,612)	228,487	421,182

Total current assets		1,052,271	(374,729)	357,498	1,035,040

Total assets		4,232,372	1,730,646	1,278,765	7,241,783

Equity and liabilities
Equity
Capital stock	3.3	398,064	299,687	325,000	1,022,751
Other equity instruments		32,144	—	—	32,144
Legal reserve		8,233	—	—	8,233
Share-based payments		45,628	—	—	45,628
Share repurchase reserve		129,324	—	—	129,324
Other accumulated comprehensive income (losses)		(11,057)	—	—	(11,057)
Accumulated profit (losses)	3.3	1,018,877	490,530	—	1,509,407

Equity attributable to owners of the Company		1,621,213	790,217	325,000	2,736,430

Non-controlling interests	3.3	—	—	132,639	132,639

Total equity		1,621,213	790,217	457,639	2,869,069

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	3.3	64,398	151,691	13,072	229,161
Lease liabilities		37,638	—	—	37,638
Provisions	3.3	33,058	11,445	21,709	66,212
Borrowings	3.3	1,402,343	300,000	600,000	2,302,343
Employee benefits		15,968	—	—	15,968
Trade and other payables	3.3	—	207,067	152,901	359,968

Total noncurrent liabilities		1,553,405	670,203	787,682	3,011,290

Current liabilities
Provisions	3.3	3,910	12,051	—	15,961
Lease liabilities	3.3	58,022	594	—	58,616
Borrowings	3.3	46,224	(4,890)	—	41,334
Salaries and payroll taxes	3.3	32,656	970	—	33,626
Income tax liability	3.3	382,041	99,023	28,293	509,357
Other taxes and royalties	3.3	47,715	14,212	—	61,927
Trade and other payables	3.3	487,186	148,266	5,151	640,603

Total current liabilities		1,057,754	270,226	33,444	1,361,424

Total liabilities		2,611,159	940,429	821,126	4,372,714

Total equity and liabilities		4,232,372	1,730,646	1,278,765	7,241,783

Notes 1 through 3 are an integral part of these unaudited pro forma consolidated financial statements

7

VISTA ENERGY, S.A.B. DE C.V.

Note 1. Group information

1.1 Company general information

Vista Energy, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”), formerly known as Vista Oil & Gas, S.A.B. de C.V., was organized as variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil de Capital Variable” (“S.A.B. de C.V.”), on July 28, 2017. On April 26, 2022, Vista Oil & Gas, S.A.B. de C.V. changed the Company’s corporate name to “Vista Energy, S.A.B. de C.V.”

It is listed on the New York Stock Exchange (“NYSE”) under ticker symbol “VIST” as from July 26, 2019.

As of December 31, 2024 its main office was in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040. However, on March 1, 2025, it relocated to City of Mexico, Mexico, at Mapfre Tower, Paseo de la Reforma Avenue 243, 18th floor, Colonia Cuauhtémoc, Alcaldía Cuauhtémoc, zip code 06500.

The Company´s main activity, through its subsidiaries, is the exploration and production of Crude oil and Natural gas (“Upstream”).

The acquisition of Petronas E&P Argentina S.A. (“PEPASA” currently Vista Energy Lach S.A. “Vista Lach”) became effective on April 15, 2025 (Note 2.3.i), after having been previously approved by the Board of Directors on April 8, 2025; whereas the acquisition of Equinor Argentina S.A.U. (“Equinor”) and the non-operating working interest in Bajo del Toro block, was approved by the Ordinary Shareholders’ Meeting on January 27, 2026 (Note 2.3.ii).

Note 2. Basis of preparation and presentation

2.1 Bases of preparation and presentation

The unaudited pro forma consolidated financial statements as of December 31, 2024, for the year ended December 31, 2024, and for the nine-month period ended September 30,2025, has been prepared in accordance with the Accounting Standards – IFRS (“International Financial Reporting Standards”) issued by the International Accounting Standards Board (“IASB”).

The Company has prepared these unaudited pro forma consolidated financial statements to comply with the regulatory requirements set forth by the CNBV (“Mexican Banking and Securities Commission”); therefore, they do not include all the information and disclosures required in the annual financial statements.

They were prepared on historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US Dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.

8

VISTA ENERGY, S.A.B. DE C.V.

2.2 Basis of consolidation

These unaudited pro forma consolidated financial statements contain the financial statements of the Company and its subsidiaries.

2.3 Purpose of pro forma financial information

The Company prepared the pro forma financial information to be used in the disclosure document (“Folleto Infomativo”) to be submitted to the CNBV.

The pro forma adjustments included in these consolidated financial statements as of December 31, 2024, for the year then ended, and for the nine-month period ended September 30, 2025, relate to:

i) Acquisition of Vista Lach

On April 15, 2025, the Company, through its subsidiary Vista Energy Argentina S.A.U. (“Vista Argentina”), acquired the 100% of the capital stock of PEPASA, which holds a 50% working interest in La Amarga Chica unconventional concession (“LACh”), located in the Province of Neuquén, Argentina, from Petronas Carigali Canada B.V. and Petronas Carigali International E&P B.V. (the “Petronas Acquisition”). The remaining 50% of LACh is held by YPF S.A. (“YPF”), which is the operator of the concession.

The total consideration amounted to 1,406,441, broken down as follows: (i) 899,687 paid in cash on the Petronas Acquisition date; (ii) 299,687 paid through the transfer of 7,297,507 American Depositary Shares representing an identical number of Vista´s Serie A shares (“ADSs”) which are subject to lock-up restrictions, and (iii) a liability assumed with a nominal value of 300,000, to be settled in cash, with 50% due on April 15, 2029, and the remainder 50% due on April 15, 2030, without accruing interest. As of the Petronas Acquisition date, the present value of the assumed liability amounts to 207,067.

ii)	Acquisition of Equinor and the 50% working interest in the Bajo del Toro block

The Company, through its subsidiary Vista Argentina, carries out the following transactions (jointly referred to as the “Transaction”):

(i) the acquisition of 100% of the capital stock of Equinor, including, indirectly, the 30% working interest in the unconventional hydrocarbon exploitation concession Bandurria Sur, located in the Vaca Muerta formation (“Share Acquisition”);

(ii) the acquisition of the 50% non-operating working interest in the Bajo del Toro block (including the unconventional hydrocarbon exploitation concession Bajo del Toro Norte and the unconventional exploration permit Bajo del Toro), located in the Vaca Muerta formation, Province of Neuquén (“Asset Acquisition”);

9

VISTA ENERGY, S.A.B. DE C.V.

(iii) the assignment to YPF of 16.3% of the capital stock of Equinor, under the same terms and conditions agreed upon in the Share Acquisition;

(iv) the assignment to YPF of 15% of the working interest in Bajo del Toro, under the same terms and conditions agreed upon in the Asset Acquisition.

The Transaction is subject to certain conditions precedent to closing, including, among others, the waiver or non-exercise of preemptive rights by the partners.

Bandurria Sur is a 35-year unconventional hydrocarbon exploitation concession that expires on July 15, 2050, and is currently operated by YPF, who (without considering the effects of the Transaction) holds 40% working interest, while the remaining 30% is held by Shell Argentina S.A. (“Shell”).

Bajo del Toro includes: (i) the Bajo del Toro Norte unconventional hydrocarbon exploitation concession for a term of 35 years, expiring on November 16, 2056; and (ii) the Bajo del Toro unconventional exploration permit, expiring on December 31, 2026. The remaining 50% working interest is held by YPF, who is also the operator of the area.

Following the aforementioned corporate restructuring, Vista will become the holder of: (i) the 25.1% non-operating working interest in the Bandurria Sur unconventional hydrocarbon exploitation concession; (ii) the 35.0% non-operating working interest in Bajo del Toro; and (iii) certain Midstream transportation contracts.

The total consideration for the Transaction amounts to 1,028,000, as detailed below: (i) 550,000 payable in cash on the Transaction date, subject to certain post-closing adjustment mechanisms; (ii) the transfer of 6,223,220 American Depositary Shares (“ADSs”) equivalent to the number of Series A shares subscribed, at a value of USD 52.2 per share which are subject to lock-up restrictions; and (iii) a deferred payment scheme (the “Contingent Price”), which be calculated as follows: (a) Price per barrel: equal to the average price of Brent for the preceding year minus USD 65 per barrel, with a floor of USD 0 per barrel when Brent is equal to or less than USD 65 per barrel, and a cap of USD 15 per barrel when Brent is equal to or greater than USD 80 per barrel, multiplied by (b) the annual production of the assets included in the Transaction at the Company’s working interest. This Contingent Price shall be calculated annually in 5 years since the Closing Date, without accruing interest.

The Petronas Acquisition and the Transaction are together referred to as the “Transactions”.

The Company, based on estimates and certain information available to Vista’s Management, made the adjustments needed to disclose the significant effects of the Transactions in these unaudited pro forma consolidated financial statements.

The pro forma adjustments have been made as if the Transactions had taken place: (i) on December 31, 2024 for the purpose of the unaudited pro forma consolidated financial statements as of December 31, 2024; and (ii) on January 1, 2024 and 2025 for the purpose of the unaudited consolidated statement of profit or loss and the comprehensive income for the year ended December 31, 2024 and for the nine-month period ended September 30, 2025, respectively.

10

VISTA ENERGY, S.A.B. DE C.V.

The aforementioned pro forma adjustments include all financial information of Equinor S.A.U. as of December 31, 2024, as well as for the nine-month period ended September 30, 2025. However, the Company does not include financial information of Bajo del Toro as it is considered immaterial for purposes of these pro forma consolidated financial statements.

The annual consolidated financial statements as of December 31, 2024 were audited by our independent auditors and issued on February 26, 2025, thus, the unaudited pro forma consolidated financial statements should be read jointly with the aforementioned annual consolidated financial statements.

Note 3. Pro forma adjustments

3.1 Pro forma adjustments to the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024

The Company’s pro forma consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024, have been adjusted to disclose the effects of the Transactions as if they had occurred on January 1, 2024. These adjustments are broken below:

	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction
Revenue from contracts with customers	908,940	367,429
Cost of sales:
Operating costs	(56,441)	(28,072)
Crude oil stock fluctuation	(5)	7,565
Royalties and others	(104,670)	(44,653)
Depreciation, depletion and amortization	(310,654)	(137,343)
Selling expenses	(50,693)	(24,709)
General and administrative expenses	(28,906)	(1,232)
Other operating income	492,998	—
Interest income	—	7,139
Interest expense	(25,217)	(50,634)
Other financial income (expense)	(58,551)	(12,100)
Current income tax (expense)	(130,490)	(8,076)
Deferred income tax benefit	240,421	(21,111)

Profit for the year, net	876,732	54,203

Profit for the year, net attributable to:
Owners of the Company	876,732	40,473
Non-controlling interests	—	13,730

	876,732	54,203

11

VISTA ENERGY, S.A.B. DE C.V.

3.2 Pro forma adjustments to the consolidated statement of profit or loss and other comprehensive income for the nine-month period ended September 30, 2025

The Company’s pro forma consolidated statements of profit or loss and other comprehensive income for the nine-month period ended September 30, 2025, have been adjusted to disclose the effects of the Transactions as if they had occurred on January 1, 2025. These adjustments are broken below:

	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction
Revenue from contracts with customers	216,235	349,034
Cost of sales:
Operating costs	(17,360)	(27,771)
Crude oil stock fluctuation	(112)	(4,173)
Royalties and others	(22,716)	(38,929)
Depreciation, depletion and amortization	(81,959)	(102,020)
Selling expenses	(12,572)	(26,216)
General and administrative expenses	(7,201)	(14,470)
Other operating income	(609)	—
Other operating expenses	—	(10,196)
Interest income	—	17,632
Interest expense	(12,147)	(36,815)
Other financial income (expense)	34,752	(15,189)
Current income tax (expense)	(25,755)	(54,551)
Deferred income tax benefit	—	22,739

Profit for the year, net	70,556	59,075

Profit for the year, net attributable to:
Owners of the Company	70,556	45,775
Non-controlling interests	—	13,300

	70,556	59,075

3.3 Pro forma adjustments to the consolidated statement of financial position as of December 31, 2024

Through the Transactions, the Company will incorporate certain assets and certain liabilities that are adjusted in the unaudited pro forma consolidated statements of financial position as if the Transactions had been made on December 31, 2024. The pro forma adjustments are described below:

	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction
Assets
Property, plant and equipment	1,970,299	887,554
Right-of-use assets	499	—
Trade and other receivables, noncurrent	134,577	33,713
Inventories	1,563	11,916
Trade and other receivables	195,320	117,095
Cash, bank balances and other short-term investments	(571,612)	228,487

Total assets	1,730,646	1,278,765

Equity
Capital stock	299,687	325,000
Accumulated profit (losses)	490,530	—

Equity attributable to owners of the Company	790,217	325,000

Non-controlling interests	—	132,639

Total equity	790,217	457,639

Liabilities
Deferred income tax liabilities	151,691	13,072

12

VISTA ENERGY, S.A.B. DE C.V.

	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction
Provisions - noncurrent	11,445	21,709
Borrowings - noncurrent	300,000	600,000
Trade and other payables - noncurrent	207,067	152,901
Provisions - current	12,051	—
Lease liabilities - current	594	—
Borrowings - current	(4,890)	—
Salaries and payroll taxes	970	—
Income tax liability	99,023	28,293
Other taxes and royalties	14,212	—
Trade and other payables - current	148,266	5,151

Total liabilities	940,429	821,126

Total equity and liabilities	1,730,646	1,278,765

13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2026

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer